SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2006
Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant’s name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☒           Form 40-F     ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐      No   ☒

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE	Brazilian Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	June 30, 2006
QUARTERLY INFORMATION - ITR
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

REGISTRATION WITH CVM SHOULD NOT BE CONSTRUED AS AN EVALUATION OF THE COMPANY. COMPANY MANAGEMENT IS RESPONSIBLE FOR THE INFORMATION PROVIDED.

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07
4 - NIRE (State Registration Number) 3.530.015.770

01.02 - HEAD OFFICE

1 - ADDRESS Rua Dr. Renato Paes de Barros, 1017 4º andar	2 - DISTRICT Itaim Bibi
3 - ZIP CODE 04530-001	4 - CITY São Paulo	5 - STATE SP
6 - AREA CODE 011	7 - TELEPHONE 2122-1200	8 - TELEPHONE -	9 - TELEPHONE -	10 - TELEX
11 - AREA CODE 011	12 - FAX 2122-1200	13 - FAX -	14 - FAX -
15 - E-MAIL acinv@ambev.com.br

01.03 - INVESTOR RELATIONS OFFICER (Company Mailing Address)

1- NAME João Mauricio Giffoni de Castro Neves
2 - ADDRESS Rua Dr. Renato Paes de Barros, 1017	3 - DISTRICT Itaim Bibi
4 - ZIP CODE 04530-001	5 - CITY São Paulo	6 - STATE SP
7 - AREA CODE 011	8 - TELEPHONE 2122-1415	9 - TELEPHONE -	10 - TELEPHONE -	11 - TELEX
12 - AREA CODE 011	13 - FAX 2122-1526	14 - FAX -	15 - FAX -
16 - E-MAIL acinv@ambev.com.br

01.04 - ITR REFERENCE AND AUDITOR INFORMATION

CURRENT YEAR		CURRENT QUARTER			PREVIOUS QUARTER
1 - BEGINNING	2. END	3 - QUARTER	4 - BEGINNING	5 - END	6 - QUARTER	7 - BEGINNING	8 - END
1/1/2006	12/31/2006	2	4/1/2006	6/30/2006	1	1/1/2006	3/31/2006
09 - INDEPENDENT ACCOUNTANT Deloitte Touche Tohmatsu Auditores Independentes					10 - CVM CODE 00385-9
11 - PARTNER IN CHARGE Altair Tadeu Rossato					12 – PARTNER’S CPF (INDIVIDUAL TAXPAYER'S REGISTER) 060.977.208-23

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE	Brazilian Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	June 30, 2006
QUARTERLY INFORMATION - ITR
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

01.05 - CAPITAL STOCK

Number of Shares (in thousands)	1 - CURRENT QUARTER 6/30/2006	2 - PREVIOUS QUARTER 3/31/2006	3 - SAME QUARTER, PREVIOUS YEAR 6/30/2005

Paid-in Capital
1 - Common	34,510,938	34,499,423	34,499,423
2 - Preferred	31,381,926	31,376,651	31,376,651
3 - Total	65,892,864	65,876,074	65,876,074
Treasury share
4 - Common	13,725	26,618	2,521
5 - Preferred	892,309	931,741	250,067
6 - Total	906,034	958,359	252,588

01.06 - COMPANY PROFILE

1 - TYPE OF COMPANY Commercial, Industrial and Other
2 - STATUS Operational
3 - NATURE OF OWNERSHIP Foreign
4 - ACTIVITY CODE 1090 - Beverages and Tobacco
5 - MAIN ACTIVITY Production of beer and soft drinks
6 - CONSOLIDATION TYPE Full
7 - TYPE OF REPORT OF INDEPENDENT AUDITORS Unqualified

01.07 - COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 - ITEM	2 - CNPJ (Federal Tax ID)	3 - COMPANY NAME

01.08 - CASH DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 - ITEM	2 - EVENT	3 - APPROVAL	4 - TYPE	5 - DATE OF PAYMENT	6 - TYPE OF SHARE	7 - AMOUNT PER SHARE
01	RCA	5/23/2006	Interest attributed to shareholders’ equity	6/30/2006	Common	0.0065000000
02	RCA	5/23/2006	Interest attributed to shareholders’ equity	6/30/2006	Preferred	0.0071500000

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE	Brazilian Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	June 30, 2006
QUARTERLY INFORMATION - ITR
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

01.09 - SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR

1 – ITEM	2 - DATE OF CHANGE	3 - CAPITAL STOCK (IN THOUSANDS OF REAIS)	4 - AMOUNT OF CHANGE (IN THOUSANDS OF REAIS)	5 - NATURE OF CHANGE	7 - NUMBER OF SHARES ISSUED (THOUSANDS)	8 -SHARE PRICE WHEN ISSUED (IN REAIS)
01	4/20/2006	5,697,215	5,846	Capital Reserve	0	0.0000000000
02	6/27/2006	5,710,745	13,530	Capital Reserve	16,790	0.8058100000

01.10 - INVESTOR RELATIONS OFFICER

1- DATE 8/11/2006	2 - SIGNATURE

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE	Brazilian Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	June 30, 2006
QUARTERLY INFORMATION - ITR
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

02.01 - BALANCE SHEET - ASSETS (in thousands of Brazilian reais)

1 - Code	2 - Description	3 - 6/30/2006	4 - 3/31/2006

1	Total assets	28,749,640	29,799,165
1.01	Current assets	2,372,313	2,171,263
1.01.01	Available funds	651,160	493,873
1.01.01.01	Cash and cash equivalents	651,160	493,873
1.01.02	Credits	787,878	607,356
1.01.02.01	Recoverable taxes	366,623	245,277
1.01.02.02	Short-term investments	0	0
1.01.02.03	Trade accounts receivable	421,255	362,079
1.01.03	Inventories	562,819	562,777
1.01.03.01	Finished products	128,244	133,914
1.01.03.02	Work in process	42,972	45,929
1.01.03.03	Raw materials	229,408	221,358
1.01.03.04	Production materials	112,030	101,379
1.01.03.05	Provision for losses	(12,156)	(12,156)
1.01.03.06	Supplies and other	62,321	72,353
1.01.04	Other	370,456	507,257
1.01.04.01	Dividends and/or Interest attributed to shareholders’ equity	23,409	64,302
1.01.04.02	Other assets	347,047	442,955
1.02	Long-term assets	2,809,868	2,838,948
1.02.01	Sundry Credits	1,617,483	1,666,940
1.02.01.01	Compulsory judicial deposits and tax incentives	415,397	410,330
1.02.01.02	Advances to employees for purchase of shares	78,500	74,160
1.02.01.03	Deferred income and social contribution taxes	1,123,586	1,182,450
1.02.02	Credits with Related Parties	852,877	836,465
1.02.02.01	Associated companies	0	0
1.02.02.02	Subsidiaries	852,877	836,465
1.02.02.03	Other Related Parties	0	0
1.02.03	Other	339,508	335,543
1.02.03.01	Assets held for sale	91,315	91,326
1.02.03.02	Other assets	248,193	244,217
1.03	Permanent Assets	23,567,459	24,788,954
1.03.01	Investments	18,282,754	19,391,834
1.03.01.01	Interest in associated companies	0	0
1.03.01.02	Interest in subsidiaries	18,271,310	19,380,390
1.03.01.02.01	Interest in subsidiaries	18,266,326	19,370,301
1.03.01.02.02	Goodwill/Negative goodwill	5,545	10,089
1.03.01.03	Other investments	10,883	11,444
1.03.02	Property, plant and equipment	2,369,273	2,366,912
1.03.03	Deferred charges	2,915,432	3,030,208

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE	Brazilian Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	June 30, 2006
QUARTERLY INFORMATION - ITR
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

02.02 - BALANCE SHEET - LIABILITIES AND SHAREHOLDERS’ EQUITY (in thousands of Brazilian reais)

1 - Code	2 - Description	3 - 6/30/2006	4 - 3/31/2006

2	Total liabilities	28,749,640	29,799,165
2.01	Current liabilities	4,207,296	4,736,606
2.01.01	Loans and financings	341,982	730,376
2.01.02	Debentures	0	0
2.01.03	Trade accounts payable	371,249	475,415
2.01.04	Taxes, charges and contributions	523,239	556,402
2.01.04.01	Income and social contribution taxes	113,981	150,111
2.01.04.02	Other taxes, charges and contributions	409,258	406,291
2.01.05	Dividends payable	216,395	406,357
2.01.05.01	Dividends payable	15,500	16,573
2.01.05.02	Provision for interest attributed to shareholders’ equity	200,895	389,784
2.01.06	Provisions	213,026	264,971
2.01.06.01	Payroll, profit sharing and related charges	213,026	264,971
2.01.07	Accounts payable to related parties	2,072,041	1,808,274
2.01.08	Other	469,364	494,811
2.01.08.01	Unrealized loss on derivatives	305,442	283,334
2.01.08.02	Other liabilities	163,922	211,477
2.02	Long-term liabilities	4,744,719	5,505,291
2.02.01	Loans and financings	2,700,412	2,776,516
2.02.02	Debentures	0	0
2.02.03	Provisions	845,423	883,302
2.02.03.01	For contingencies	845,423	883,302
2.02.04	Accounts payable to related parties	714,217	1,368,612
2.02.05	Other	484,667	476,861
2.02.05.01	Sales tax deferrals	372,524	364,635
2.02.05.02	Other liabilities	112,143	112,226
2.03	Deferred income	152,417	152,484
2.05	Shareholders’ equity	19,645,208	19,404,784
2.05.01	Subscribed and paid-in capital	5,710,745	5,691,369
2.05.02	Capital reserve	13,131,685	13,146,460
2.05.02.01	Advances for future capital increase	408	4,305
2.05.02.02	Premium on the placement of stock option to repurchase of own shares	0	0
2.05.02.03	Goodwill in the disposal of treasury shares	0	0
2.05.02.04	Goodwill in the subscription of shares	13,386,378	13,442,590
2.05.02.05	Goodwill in the disposal of treasury shares	0	0
2.05.02.06	Tax incentives	500,114	476,575
2.05.02.07	Treasury shares	(755,215)	(777,010)
2.05.03	Revaluation reserves	0	0
2.05.03.01	Own assets	0	0
2.05.03.02	Subsidiary/associated companies	0	0
2.05.04	Profit reserves	289,030	289,030
2.05.04.01	Legal	208,831	208,831

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE	Brazilian Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	June 30, 2006
QUARTERLY INFORMATION - ITR
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

02.02 - BALANCE SHEET - LIABILITIES AND SHAREHOLDERS’ EQUITY (in thousands of Brazilian reais)

1 - Code	2 - Description	3 – 6/30/2006	4 – 3/31/2006

2.05.04.02	Statutory	80,199	80,199
2.05.04.02.01	For investments	80,199	80,199
2.05.04.03	For contingencies	0	0
2.05.04.04	Unrealized profits	0	0
2.05.04.05	Appropriated retained earnings	0	0
2.05.04.05.01	Future share purchase	0	0
2.05.04.06	Special reserve for undistributed dividends	0	0
2.05.04.07	Other profit reserves	0	0
2.05.05	Unappropriated retained earnings/ accumulated losses	513,748	277,925

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE	Brazilian Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	June 30, 2006
QUARTERLY INFORMATION - ITR
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

03.01 - STATEMENT OF INCOME (in thousands of Brazilian reais)

1 - CODE	2 – DESCRIPTION	3 - 4/1/2006 to 6/30/2006	4 - 1/1/2006 to 6/30/2006	5 - 4/1/2005 to 6/30/2005	6 - 1/1/2005 to 6/30/2005

3.01	Gross sales and/or services	4,942,905	10,425,507	1,390,243	1,390,243
3.02	Gross sales deductions	(2,648,892)	(5,593,056)	(701,666)	(701,666)
3.03	Net sales and/or services	2,294,013	4,832,451	688,577	688,577
3.04	Cost of sales and/or services	(870,024)	(1,811,615)	(300,406)	(300,406)
3.05	Gross profit	1,423,989	3,020,836	388,171	388,171
3.06	Operating Expenses/Income	(1,009,932)	(1,799,154)	(77,760)	15,600
3.06.01	Selling	(451,422)	(841,573)	(112,431)	(112,431)
3.06.01.01	Commercial	(145,983)	(328,286)	(76,321)	(76,321)
3.06.01.02	Direct Distribution	(305,439)	(513,287)	(36,110)	(36,110)
3.06.02	General and administrative	(300,757)	(593,072)	(104,160)	(106,627)
3.06.02.01	Administrative Expenses	(110,564)	(201,447)	(34,212)	(35,187)
3.06.02.02	Management fees	(5,274)	11,969	(1,731)	2,202
3.06.02.03	Provisions for contingencies	39,493	49,919	(24,076)	(24,076)
3.06.02.04	Depreciation, amortization and depletion	(224,412)	(453,513)	(44,141)	(49,566)
3.06.03	Financial	(337,879)	(255,407)	(313,454)	(331,120)
3.06.03.01	Financial income	22,148	43,010	12,704	23,575
3.06.03.02	Financial expenses	(360,027)	(298,417)	(326,158)	(354,695)
3.06.04	Other operating income	51,590	56,806	4,044	4,159
3.06.05	Other operating expenses	(7,414)	(20,882)	(21,053)	(46,044)
3.06.06	Equity in the results of subsidiaries	35,950	(145,026)	469,294	607,663
3.07	Operating income	414,057	1,221,682	310,411	403,771
3.08	Non-operating income (expenses)	4,976	9,943	(22,684)	(22,746)
3.08.01	Income	4,976	20,501	117	117
3.08.02	Expenses	0	(10,558)	(22,801)	(22,863)
3.09	Income before taxes/profit sharing	419,033	1,231,625	287,727	381,025

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE	Brazilian Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	June 30, 2006
QUARTERLY INFORMATION - ITR
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

03.01 - STATEMENT OF INCOME (in thousands of Brazilian Reais)

1 - CODE	2 – DESCRIPTION	3 - 4/1/2006 to 6/30/2006	4 - 1/1/2006 to 6/30/2006	5 - 4/1/2005 to 6/30/2005	6 - 1/1/2005 to 6/30/2005

3.10	Provision for income and social contribution taxes	167,620	14,042	0	0
3.11	Deferred income tax	(57,814)	(55,787)	23,262	70,055
3.12	Statutory profit sharing/contributions	(45,569)	(50,711)	(5,780)	(1,622)
3.12.01	Profit sharing	(45,569)	(50,711)	(5,780)	(1,622)
3.12.01.01	Employees	(36,219)	(58,639)	(4,565)	(4,565)
3.12.01.02	Management	(9,350)	7,928	(1,215)	2,943
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest attributed to shareholders’ equity	0	0	0	0
3.15	Income/Loss for the Period	483,270	1,139,169	305,209	449,458
	NUMBER OF SHARES OUTSTANDING EXCLUDING TREASURY SHARES (in thousands)	64,986,830	64,986,830	65,623,486	65,623,486
	EARNINGS PER SHARE	0,00744	0,01753	0,00465	0,00685
	LOSS PER SHARE

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE	Brazilian Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	June 30, 2006
QUARTERLY INFORMATION - ITR
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

04.01 – NOTES TO THE FINANCIAL STATEMENTS

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

1.	OUR GROUP AND OPERATIONS

	a)	Overview

Companhia de Bebidas das Américas - AmBev (referred as “Company”, “AmBev” or “Parent Company”), headquartered in São Paulo, produces and sells beer, draft beer, soft drinks, other non-alcoholic beverages and malt, either directly or by participating in other companies in Brazil and elsewhere in the Americas.

The Company maintains a franchising agreement with PepsiCo International, Inc. (“PepsiCo”) to bottle, sell and distribute Pepsi products in Brazil and in other Latin American countries, including Lipton Ice Tea and Gatorade, the isotonic sports drink.

The Company maintains a licensing agreement with Anhenser-Busch, Inc., through its subsidiary Labatt Canada, to produce, bottle, sell and distribute Budweiser products in Canada. In addition, the Company produces and distributes Stella Artois under license of InBev in Brazil and Canada and, by means of a license granted to InBev, it distributes Brahma in the United States and in certain countries of Europe, Asia and Africa.

The Company’s shares are traded on the São Paulo Stock Exchange – BOVESPA and on the New York Stock Exchange – NYSE, as American Depositary Receipts - ADRs.

	b)	Main corporate events occurred in the quarter ended on June 30, 2006

i. Shareholders’ agreement with Beverage Associates Corp. (“BAC”)

As part of the share purchase agreement of Quilmes Industrial S.A.(“Quinsa”) entered into in January 2003, the other joint controlling shareholders of Quinsa, BAC, had the right to exchange their 373.5 million class A shares of Quinsa for shares of AmBev, in periods specified in each year as from April 2003, or at any moment in which there was a change in the ownership structure of AmBev. AmBev also had the right to determine the exchange of class A shares of Quinsa for shares of AmBev as from the end of the seventh year (as from April 2003).

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE	Brazilian Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	June 30, 2006
QUARTERLY INFORMATION - ITR
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

04.01 – NOTES TO THE FINANCIAL STATEMENTS

On April 13, 2006, the Company entered into an agreement with BAC, by means of which BAC will sell the total of its shares in Quinsa to AmBev, by a total price of approximately US$1.2 billion, subject to certain adjustments, including dividends and interest. After the conclusion of the transaction,  AmBev will increase its interest in  Quinsa  from 59.77% to 91.18%.

This agreement represents the last stage of the transaction started in May 2002, by means of which AmBev acquired an initial interest in Quinsa. In this transaction both parties agreed that the purchase price will be paid in cash and that the referred options will no longer be exercised.

This transaction will be submitted to the ratification of the shareholders of AmBev, under the terms of the Article 256 of Law 6,404/76.

ii. Alliance with Romero Group

On March 9, 2006, the Company announced an alliance with the corporate group Romero, entered into by means of a sale agreement of 25% of the capital stock of the indirect subsidiary Compañia Cervecera AmBev Perú S.A.C. (“AmBev Perú”) to Ransa Comercial S.A., a company integrating Romero Group.

The agreement of purchase and sale of shares sets forth that the conclusion of the transaction is subject to the corporate restructuring of AmBev Perú and to the execution of a shareholders’ agreement. The shareholders’ agreement to be entered into provides for the granting, by AmBev, of an additional call option in favor of Romero Group for 5% of the capital stock of AmBev Perú, which must be exercised in one (1) year after the conclusion of the transaction. In the assumption  the Romero Group exercises its call option , it will increase its interest in AmBev Perú to 30% of the capital stock.

On June 30, 2006 the factors required for the conclusion of the transaction  had not been met, so that the negotiable amount of the transaction, as well as the effective transfer of shares of AmBev Perú to Ransa Comercial S.A., had not been concluded yet.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE	Brazilian Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	June 30, 2006
QUARTERLY INFORMATION - ITR
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

04.01 – NOTES TO THE FINANCIAL STATEMENTS

iii. Sale of the brand MARATHON

On April 12, 2006, CADE authorized the sale of the Brand Marathon to the company Globalbev, which had acquired the brand by means of an auction carried out on February 13, 2006 and was waiting for the approval of CADE.

2.	SIGNIFICANT ACCOUNTING PRACTICES

	a)	Preparation of the quarterly information

The preparation of quarterly information requires management to make estimates and assumptions that affect the reported amount of certain assets, liabilities and other transactions. This includes several estimates relating to the useful life of the property, plant and equipment, the necessary provisions for contingent liabilities, to calculate projections to determine the impairment of property, plant and equipment and deferred charges, and to determine income tax provision, which, although they are the best estimate of management, actual data and values could differ from such estimates.

The accounting practices adopted in the preparation of the quarterly information are consistent with those adopted by the Company in the preparation of the audited financial statements referring to the year ended on December 31, 2005 and the quarterly information for the quarter ended on March 31, 2006.

This quarterly information should be read in conjunction with our financial statements prepared for the year ended on December 31, 2005. Our statement of income for the quarter and half year ended on June 30, 2006 is not necessarily indicative of the result for the entire year ending on December 31, 2006.

	b)	Consolidated financial statements - subsidiaries

All assets, liabilities and results of the subsidiaries were consolidated, and the interest of minority shareholders in the shareholders’ equity and results of periods is segregated.

In the consolidation, the investments in subsidiaries and the portion corresponding to their shareholders’ equity, the assets and liabilities balances and revenues and expenses, from consolidated intercompany transactions were eliminated. Additionally, the unrealized results arising from purchases of products of subsidiaries and associated companies was excluded, incorporated to the inventories at the end of each period, as well as other transactions among all the Company’s subsidiaries.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE	Brazilian Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	June 30, 2006
QUARTERLY INFORMATION - ITR
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

04.01 – NOTES TO THE FINANCIAL STATEMENTS

The consolidated financial statements include the financial statements, prepared on the same dates, of the companies either direct or indirect controlled by the Company.

c)	Proportionally consolidated financial statements

For investees that are jointly controlled through a shareholders’ agreement, the consolidation includes the assets, liabilities and results in proportion to the total holding of the Company in their capital. The portions corresponding to the proportional assets, liabilities, income and expenses, arising from intercompany transactions, were eliminated on the proportional consolidation.

The net assets of Quinsa, main indirect joint subsidiary of the Company, proportionally consolidated in its financial statements, are as follows:

	06.30.06	03.31.06

Current assets	483,907	498,486
Long-term assets	108,667	110,205
Permanent assets	1,085,934	1,102,305
Current liabilities	(441,503)	(455,829)
Long-term liabilities	(407,743)	(412,189)
Minority interest	(98,271)	(109,978)

Total net assets	730,991	733,000

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE	Brazilian Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	June 30, 2006
QUARTERLY INFORMATION - ITR
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

04.01 – NOTES TO THE FINANCIAL STATEMENTS

Quinsa’s results, proportionally consolidated in the Company’s financial statements, are as follows in the quarters ended on:

	06.30.06	06.30.05

Net sales	280,775	231,760
Cost of sales	(124,798)	(106,007)

Gross profit	155,977	125,753
Operating expenses	(109,008)	(95,696)

Operating income	46,969	30,057
Non-operating (loss) gain	(8,678)	(170)
Income tax provision	(30,156)	(11,333)
Statutory profit sharing	(2,507)	(1,948)
Minority interest	(6,456)	(6,934)

Net income (loss) for the period	(828)	9,672

d)	Transactions with related parties

Transactions with related parties are carried out under usual market conditions and include, among other operations, the buying and selling of raw materials such as malt, concentrates, labels, corks and various finished products.

Loan agreements among the Company’s subsidiaries in Brazil have undetermined maturity terms and are subject to financial charges, except for some agreements with subsidiaries, which are not subject to financial charges.

Agreements involving the Company’s foreign subsidiaries are usually monetarily restated based on the US dollar variation, plus annual interest up to 10%.

e)	Reclassifications

With the purpose of improving the presentation of certain amounts and transaction in its consolidated financial statements, as well as maintaining the comparability between the periods, the Company made the following reclassifications: (i) of “exchange variation on foreign subsidiaries not affecting cash” and “effect of exchange variation on cash” in the statement of cash flow; (ii) between financial income and financial expenses without changing the net financial income; (iii) income and social contribution tax hedge result, accrued in the first quarter of 2006, from financial income to income and social contribution tax expenses in the income of the quarter ended on June 30, 2006.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE	Brazilian Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	June 30, 2006
QUARTERLY INFORMATION - ITR
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

04.01 – NOTES TO THE FINANCIAL STATEMENTS

3.	OTHER ASSETS

	Parent Company		Consolidated

	06.30.06	03.31.06	06.30.06	03.31.06

Current assets
Deferred income from commodities, swap and forward operations, net (Note 13.b (ii))	124,804	146,933	127,215	146,997
Advertising expenses reimbursement	49,353	53,097	64,861	56,217
Prepaid expenses	129,525	200,584	185,046	267,087
Advances to suppliers and others	481	3,608	23,792	22,427
Accounts receivable - related parties	23,409	15,469	172,417	165,343
Other accounts receivable	19,475	23,264	97,332	95,272

	347,047	442,955	670,663	753,343

Long-term assets
Long-term financial investments	—	—	56,945	64,545
Other taxes and charges recoverable	109,757	101,741	130,353	119,352
Prepaid expenses	105,944	109,607	106,846	110,443
Surplus assets - Instituto AmBev (Note 10.a)	20,018	20,018	20,018	20,018
Other accounts with related parties	—	—	4,487	4,878
Other accounts receivable	12,474	12,851	26,326	29,261

	248,193	244,217	344,975	348,497

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE	Brazilian Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	June 30, 2006
QUARTERLY INFORMATION - ITR
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

04.01 – NOTES TO THE FINANCIAL STATEMENTS

4.	INVESTMENT IN DIRECT SUBSIDIARIES

	a)	Changes in investments in direct subsidiaries, including goodwill and negative goodwill

	Interest in subsidiaries	Goodwill	Total

Balance on March 31, 2006	19,370,301	10,089	19,380,390
Dividends received and receivable	(844,123)	—	(844,123)
Equity in the results of subsidiaries (i)	35,950	—	35,950
Realization of intercompany profits	(67)	—	(67)
Exchange variation in foreign subsidiaries	(470)	—	(470)
Goodwill amortization	—	(4,544)	(4,544)
Reversal of provision for losses on investments	4,174	—	4,174
Capital reduction in associated company	(300,000)	—	(300,000)

Balance on June 30, 2006	18,265,765	5,545	18,271,310

(i)	This result comprises goodwill amortization of Labatt ApS in Labatt Canada at the amount of R$242,462 (R$196,668 on June 30, 2005).

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE	Brazilian Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	June 30, 2006
QUARTERLY INFORMATION - ITR
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

04.01 – NOTES TO THE FINANCIAL STATEMENTS

b)	Goodwill and negative goodwill

	Parent Company		Consolidated

	06.30.06	03.31.06	06.30.06	03.31.06

Goodwill
Future profitability expectation:
Labatt Canadá (i)	—	—	16,383,303	16,383,303
Quinsa	—	—	1,029,853	1,029,853
QIB	—	—	93,372	93,372
Cympay	—	—	26,557	26,557
Embodom	—	—	224,111	224,111
Malteria Pampa	9,313	9,313	28,101	28,101
Patí do Alferes Participações S.A.	3,372	3,372	—	—
Indústrias Del Atlântico	—	—	5,116	5,116
Distribuidora Brakl	101,882	101,882	—	—
Distribuidora Ribeirão Preto	73,452	73,452	—	—
Distribuidora Jaguariúna	6,652	6,652	—	—
Cervejaria Miranda Corrêa S.A.	5,514	5,514	5,514	5,514
Subsidiaries of Labatt Canadá (ii)	—	—	3,204,222	3,073,548
Subsidiaries of Quinsa (proportionally consolidated)	—	—	582,879	585,658

Total goodwill	200,185	200,185	21,583,028	21,455,133
Accumulated amortization	(194,640)	(190,096)	(5,437,689)	(5,017,356)

Total goodwill, net	5,545	10,089	16,145,339	16,437,777

Negative goodwill
Cervesursa	—	—	(13,864)	(13,864)
Incesa (subsidiary of Quinsa)	—	—	(7,671)	(7,700)

Total negative goodwill	—	—	(21,535)	(21,564)

Net balance	5,545	10,089	16,123,804	16,416,213

(i)	The balance of the accumulated amortization referring to the goodwill of Labatt APS in Labatt Canadá totals R$1,519,782 (R$1,277,320 on March 31, 2006).
(ii)	The balance of the accumulated amortization referring to the goodwill existing in Labatt Canadá totals R$3,172,023 on June 30, 2006 (R$3,042,288 on March 31, 2006).

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE	Brazilian Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	June 30, 2006
QUARTERLY INFORMATION - ITR
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

04.01 – NOTES TO THE FINANCIAL STATEMENTS

c)	Information on direct subsidiaries

	On June 30, 2006

	CRBS	Arosuco	Agrega	Hohneck	Labatt ApS

Number of shares/quotas held - (in thousands):
Common shares/quotas	765,961	0.3	10,710	602,468	1,000,017
Preferred shares	—	—	—	—	—

Total shares/quotas	765,961	0.3	10,710	602,468	1,000,017

Percentage of direct ownership in capital stock
In relation to preferred shares		—	—	—	—
In relation to common shares/quotas	99.65	99.7	50.0	50.7	100.0
In relation to total shares/quotas	99.65	99.7	50.0	50.7	100.0
Information on financial statements of direct subsidiaries:
Adjusted shareholders’ equity (unsecured liability)	180,401	377,489	(1,080)	1,114,379	13,250,892

Investment	179,772	342,391	(540)	564,899	13,250,627

Net income (loss) for the period	488	77,390	(1,429)	(7,224)	(101,592)

Equity in the results of subsidiaries (i)	488	101,795	(714)	(3,662)	(101,592)

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE	Brazilian Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	June 30, 2006
QUARTERLY INFORMATION - ITR
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

04.01 – NOTES TO THE FINANCIAL STATEMENTS

	On June 30, 2006

	Dahlen	BSA	Pepsi	Anep	Fratelli

Number of shares/quotas held (in thousands):
Common shares/quotas	480	31,595	77,084	669.019	214.9
Preferred shares	—	—	—	—	129.7

Total shares/quotas	480	31,595	77,084	669.019	344.6

Percentage of direct ownership in capital stock
In relation to common shares/quotas	100.0	100.0	99.5	100.0	71.9
In relation to total shares/quotas	100.0	100.0	99.5	100.0	77.8
Information on financial statements of direct subsidiaries:
Adjusted shareholders’ equity	40,402	10,338	243,507	102,939	434,751

Investment	40,402	10,338	242,287	102,939	338,354

Adjusted net income (loss)	9,686	—	1,243	3,815	12,991

Equity in the results of subsidiaries (i)	9,686	—	1,236	3,815	13,930

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE	Brazilian Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	June 30, 2006
QUARTERLY INFORMATION - ITR
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

04.01 – NOTES TO THE FINANCIAL STATEMENTS

	On June 30, 2006

	Maltaria Pampa	Eagle	Lambic Holding	Miranda Correa	Skol	Total

Number of shares/quotas held (in thousands):
Common shares/quotas	1,439,147	278	13,641	37	91
Preferred shares	—	—	—	35	—

Total shares/quotas	1,439,147	278	13,641	72	91

Percentage of direct ownership in capital stock
In relation to common shares/quotas	60.0	99.96	87.33	100.0	99.96
In relation to total shares/quotas	60.0	99.96	87.33	100.0	99.96
Information on financial statements of direct subsidiaries:
Adjusted shareholders’ equity	194,337	2,167,382	263,293	25,892	669,086

Investment	103,539	2,166,681	229,934	25,892	668,811	18,266,326

Net income (loss) for the period	4,328	(4,384)	651	8,801	1,669

Equity in the results of subsidiaries (i)	4,173	(4,243)	568	8,801	1,669	35,950

(i)

The equity in the results of subsidiaries recognized by AmBev during the quarter ended on June 30, 2006 is affected by gains of tax incentives, determined by its subsidiaries at the amount of R$34,821.

d)	Major relevant indirect holdings in subsidiaries and joint subsidiaries

	Total percentage of indirect holding (%)

Company name	06.30.06	03.31.06

Abroad
Quinsa	59.7	59.7
Jalua Spain S.L.	100.0	100.0
Monthiers	100.0	100.0
Aspen	100.0	100.0

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE	Brazilian Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	June 30, 2006
QUARTERLY INFORMATION - ITR
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

04.01 – NOTES TO THE FINANCIAL STATEMENTS

5.	PROPERTY, PLANT AND EQUIPMENT

	a)	Composition of property, plant and equipment

	Parent Company

			06.30.06	03.31.06

	Cost	Accumulated depreciation	Carrying amount	Carrying amount	Annual depreciation rates (i)

Land	91,969	—	91,969	91,969	—
Buildings and constructions	1,272,550	(677,426)	595,124	602,577	4.0%
Machinery and equipment	3,816,578	(3,255,720)	560,858	569,556	10.0	% (ii)
External use movable assets	1,120,085	(532,467)	587,618	528,503	10.0	% (ii)
Other property, plant and equipment and intangibles	1,094,631	(681,218)	413,413	440,118	19.9%
Construction in progress	120,291	—	120,291	134,189

	7,516,104	(5,146,831)	2,369,273	2,366,912

	Consolidated

			06.30.06	03.31.06

	Cost	Accumulated depreciation	Carrying amount	Carrying amount	Annual depreciation rates (i)

Land	296,278	—	296,278	295,434	—
Buildings and constructions	2,558,658	(1,292,998)	1,265,660	1,253,472	4.0%
Machinery and equipment	8,213,226	(6,388,020)	1,825,206	1,804,183	10.0	% (ii)
External use movable assets	1,838,476	(906,473)	932,003	866,720	10.0	% (ii)
Other property, plant and equipment and intangibles	1,358,328	(857,352)	500,976	512,082	19.8%
Construction in progress	268,965	—	268,965	342,751

	14,533,931	(9,444,843)	5,089,088	5,074,642

(i)	The rates may vary from 10% to 20%, due to the number of production shifts in which the asset is used.

(ii)	Weighted average depreciation rate on June 30 and March 31, 2006.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE	Brazilian Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	June 30, 2006
QUARTERLY INFORMATION - ITR
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

04.01 – NOTES TO THE FINANCIAL STATEMENTS

As of June 30, 2006, the Company and its subsidiaries held properties for sale at the carrying amount of R$91,315 in the parent company and R$94,644 in the consolidated (R$91,326 and R$94,487 in the parent company and in the consolidated, respectively, on March 31, 2006), which are classified under long-term assets, net of a provision for potential losses on realization, at the amount of R$60,240 in the parent company and R$61,502 in the consolidated (R$60,241 in the Parent Company and R$61,409 in the consolidated, on March 31, 2006).

	b)	Assets with restriction granted as collateral for loans

Due to bank loans taken by the Company and its subsidiaries, on June 30, 2006 there are assets and property, whose accounting net balance, at the amount of R$479,578 (R$506,719 on March 31, 2006), which were granted as guarantee of bank loans. Such restriction has no impact on the use of such assets and on the Company’s operations.

6.	DEFERRED CHARGES

	Parent Company		Consolidated

	06.30.06	03.31.06	06.30.06	03.31.06

Cost
Pre-operating expenses	172,780	169,307	242,624	240,016
Implementation and expansion expenses	48,288	48,288	53,523	53,538
Goodwill - Future profitability (i)	9,322,015	9,322,015	9,322,015	9,322,015
Provision for goodwill realization (ii)	(5,650,447)	(5,650,447)	(5,650,447)	(5,650,447)
Other	167,356	167,356	206,673	199,610

Total cost	4,059,992	4,056,519	4,174,388	4,164,732
Accumulated amortization	(1,144,560)	(1,026,311)	(1,177,432)	(1,056,326)

Net deferred charges	2,915,432	3,030,208	2,996,956	3,108,406

(i)

This substantially refers to the balance of goodwill originally recorded at the parent company InBev Brasil, which was transferred to the Company, as a result of the merger process occurred on July 28, 2005. The goodwill reclassified for deferred charges is based on the future profitability of operations sustaining its generation.

(ii)	This provision corresponds to the difference between the goodwill balance and the amount of the tax benefit resulting from its amortization.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE	Brazilian Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	June 30, 2006
QUARTERLY INFORMATION - ITR
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

04.01 – NOTES TO THE FINANCIAL STATEMENTS

7.	LOANS AND FINANCING

				Parent Company

				Current		Long-term

Modality and purpose	Final maturity	Weighted Average Rate	Currency	06.30.06	03.31.06	06.30.06	03.31.06

In reais
ICMS tax incentives	Jan/ 2016	4.77%	R$	93,721	89,337	185,572	216,469
Investments in permanent assets	Feb/ 2011	TJLP + 3.86%	R$	122,792	113,919	301,145	333,035
Working capital	Jul/ 2006	8.75%	R$	10,768	10,198	—	—

				227,281	213,454	486,717	549,504

In foreign currency
Working capital	Jun/ 2006	4.23%	USD	—	285,533	—	—
Working capital	Sep/ 2006	4.20%	YEN	57,848	170,815	—	—
Bond 2011	Dec/ 2011	10.50%	USD	5,570	39,135	1,082,150	1,086,200
Bond 2013	Sep/ 2013	8.75%	USD	32,491	4,659	1,082,150	1,086,200
Investments in permanent assets	Jan/ 2011	UMBNDES + 3.15%	UMBNDES	18,792	16,780	49,395	54,612

				114,701	516,922	2,213,695	2,227,012

Total				341,982	730,376	2,700,412	2,776,516

				Consolidated

				Current		Long-term

Modality and purpose	Final maturity	Weighted Average Rate	Currency	06.30.06	03.31.06	06.30.06	03.31.06

In reais
ICMS tax incentives	Jan/ 2016	3.32%	R$	97,164	92,727	195,816	226,149
Investments in permanent assets	Feb/ 2011	TJLP + 3.86%	R$	122,792	113,919	301,145	333,035
Working capital / guaranteed account	Jun/2011	15.78%	R$	76,309	10,212	648,227	—

				296,265	216,858	1,145,188	559,184

In foreign currency
Working capital	Jun/2011	5.02%	USD	18,781	326,958	95,229	95,586
Working capital	Sep/ 2006	4.20%	YEN	57,848	170,815	—	—
Working capital	Oct/2010	4.67%	CAD	4,075	4,109	1,163,604	1,302,174

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE	Brazilian Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	June 30, 2006
QUARTERLY INFORMATION - ITR
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

04.01 – NOTES TO THE FINANCIAL STATEMENTS

				Consolidated

				Current		Long-term

Modality and purpose	Final maturity	Weighted Average Rate	Currency	06.30.06	03.31.06	06.30.06	03.31.06

Working capital	Jan/ 2009	10.90%	ARS	69,214	97,320	43,287	281,917
Working capital	May/2007	6.50%	UYU	6,540	2	—	—
Working capital	Sep/2008	10.52%	VEB	41,245	31,582	98,643	108,946
Working capital	Jan/ 2008	15.37%	DOP	27,961	62,698	10,529	10,952
Working capital	Jun/2011	7.38%	GTQ	20,414	28,120	43,432	35,029
Working capital	Oct/ 2010	6.75%	PEN	87,178	36,478	208,586	226,451
Bond 2011	Dec/2011	10.50%	USD	5,570	39,135	1,082,150	1,086,200
Bond 2013	Sep/ 2013	8.75%	USD	32,491	4,659	1,082,150	1,086,200
Import financing	Sep/ 2011	6.50%	USD	78,734	61,299	3,188	3,625
Investments in permanent assets	Sep/2012	7.32%	USD	40,879	357	291,993	8,585
Investments in permanent assets	Dec/2012	14.25%	DOP	10,534	6,677	65,988	31,716
Investments in permanent assets	Jan/2011	UMBNDES + 3.15%	UMBNDES	18,792	16,780	49,395	54,612
Notes – Series A	Jul/2008	6.56%	USD	—	—	349,240	350,657
Notes – Series B	Jul/2008	6.07%	CAD	—	—	96,967	93,013
Senior Notes - BRI	Dec/ 2011	7.50%	CAD	—	—	172,213	165,190
Other	May/2007	7.50%		14,200	48,368	—	61,724

				534.456	935,357	4,856,594	5,002,577

Total				830.721	1,152,215	6,001,782	5,561,761

Abbreviations used:

USD - United States Dollar
CAD - Canadian Dollar
YEN - Japanese Yen
ARS - Argentine Peso
VEB - Venezuelan Bolivar
DOP - Dominican Peso
GTQ - Guatemalan Quetzal
PEN - Peruvian Novo Sol
TJLP - Long-Term Interest Rate - Corresponding to 8.15% p.a. on 06/30/2006
ICMS - Value-Added Tax on Sales and Services
CDI - Interbank Deposit Certificate - corresponding to 15.18% p.a on 06/30/2006
UMBNDES - Rate incurring on BNDES financing pegged to Currency Basket

a)	Guarantees

Loans and financings for expansion, construction of new plants and purchase of equipment are guaranteed by plants real estate mortgage and conditional sale on equipment, see note 5(b).

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE	Brazilian Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	June 30, 2006
QUARTERLY INFORMATION - ITR
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

04.01 – NOTES TO THE FINANCIAL STATEMENTS

AmBev’s subsidiaries, except for North America operations, hold debt and raw materials purchase agreements secured by AmBev’s sureties and guarantees.

b)	Maturities

As of June 30, 2006, long-term financings fall due as follows:

2007	174,450
2008	851,625
2009	71,643
2010	1,459,279
2011 onwards	3,444,785

6,001,782

c)	ICMS sales tax incentives

	Parent Company		Consolidated

	06.30.06	03.31.06	06.30.06	03.31.06

Current liabilities
Financings	93,721	89,337	97,164	92,727
Sales tax deferrals	19,739	16,944	19,739	16,944
Long-term liabilities
Financings	185,572	216,469	195,816	226,149
Sales tax deferrals	372,524	364,635	372,524	364,635

Financings refer to programs offered by certain Brazilian states, through which a percentage of the ICMS sales tax due is financed by the financial agent associated to the Government, on average for a six-year period as from the original ICMS maturity date.

The amounts related to “sales tax deferrals” result from deferral of ICMS payment due for terms of up to twelve years, as part of incentive programs to the industry. The deferred percentages may be stated during the program or vary regressively, from 75% in the first year to 40% in the final year. The deferred amounts are partially indexed by 60% to 80% of a general price index. The sales tax deferral is recorded as current liabilities under the item “Other taxes, charges and contributions payable”.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE	Brazilian Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	June 30, 2006
QUARTERLY INFORMATION - ITR
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

04.01 – NOTES TO THE FINANCIAL STATEMENTS

d)	Notes issued on the international market

The Company issued in September 2003 US$500 million in foreign securities (“Bond 2013”). These Notes incur 8.75% interest p.a., and will be amortized semi-annually from March 2004, with final maturity in September 2013. On August 10, 2004, the Company filed Bond 2013 with the SEC (Securities and Exchange Commission) under the U.S. Securities Act of 1933 and its subsequent amendments. In addition, Bond 2013 was filed at the Luxembourg Stock Exchange for settlement through the Depository Trust Company (“DTC”), Euroclear and Clearstream.

In December 2001, the Company issued US$500 million in foreign securities (“Bond 2011”), incurring 10.5% interest p.a., amortized semi-annually from June 2002, and final maturity in December 2011. The Company filed with the SEC the Bond 2011 on October 4, 2002.

e)	Labatt Canadá

(i) Working capital

On December 12, 2002 and on May 25, 2004, Labatt Canada entered into two forward credit agreements at the respective amounts of CAD600 million and CAD700 million, with a bank syndicate and with same maturity date on December 12, 2005. Both agreements were fully prepaid on October 12, 2005.

On October 12, 2005 a syndicated loan of CAD1.2 billion was also made, of which forward CAD700 million and CAD500 million revolving credit with maturity dated on October 12, 2010, and interest at the bankers acceptance rate, plus applicable margin, the ceiling of which is 0.75% per annum. On June 30, 2006, the bankers’ acceptance average rate on the debt stood at 4.219% per annum and the applicable margin was 0.45% per annum.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE	Brazilian Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	June 30, 2006
QUARTERLY INFORMATION - ITR
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

04.01 – NOTES TO THE FINANCIAL STATEMENTS

(ii) Senior notes

On July 23, 1998, Labatt Canada entered into a loan agreement at the amount of US$162 million in Series A Bank Notes (“Notes – Series A”) and CAD50 million in Series B Bank Notes (“Notes – Series B”), contracted from a group of institutional investors. The Notes are subject to the fixed interest rates at (a) 6.56% p.a., over the portion in US dollars and at (b) 6.07% p.a. over the Canadian dollars. The Notes mature on July 23, 2008.

On June 15, 2001, Brewers Retail Inc (“BRI”), company proportionally consolidated by Labatt Canada, entered into a loan agreement for CAD200 million, by means of Senior Notes (“Senior Notes – BRI”), with a group of institutional investors. The Notes are subject to fixed interest rates of 7.5% p.a. and are due on June 15, 2011.

f)	Contractual clauses

As of June 30, 2006, the Company and its subsidiaries are in compliance with debt and liquidity ratio covenants in connection with obtaining the loans.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE	Brazilian Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	June 30, 2006
QUARTERLY INFORMATION - ITR
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

04.01 – NOTES TO THE FINANCIAL STATEMENTS

8.	OTHER LIABILITIES

	Parent Company		Consolidated

	06.30.06	03.31.06	06.30.06	03.31.06

Current liabilities
Dividends payable	—	—	14,500	4,999
Deposits for containers (i)	—	—	86,613	60,518
Provision for restructuring (ii)	—	—	84,505	81,617
Acquisition of commercial assets from distributors	23,151	35,240	23,151	35,240
Provision for income tax contingency (Note 9 (g))	—	—	126,057	120,918
Marketing accounts payable	64,433	59,718	64,433	59,718
Deferred net income from commodities swap and forward	277	277	—	27,473
Provision for royalties payment	—	—	38,253	23,737
Accounts payable for share buyback	3,626	5,380	3,626	5,380
Other accounts payable	72,435	110,862	214,016	256,430

	163,922	211,477	655,154	676,030

Long-term liabilities
Provision for medical assistance benefits and others (Note 10.b)	86,973	85,775	507,475	550,477
Deferred income and social contribution taxes (Note 14.c)	24,870	25,919	98,119	88,256
Deferred income of debt swap operations, net	—	—	108,669	88,576
Other accounts payable	300	532	17,273	20,417

	112,143	112,226	731,536	747,726

(i)	Such deposits are made by points-of-sale in Canada at the time the beer is sold, as a guarantee for the bottles, and reimbursed when the bottles are returned.

(ii)

Labatt Canadá announced, in September 2004, the shutting down of its plant in New Westminster, British Columbia. To face the expenditures with lay-offs, Labatt established a provision, in 2004, at the amount equivalent to CAD22.2 million.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE	Brazilian Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	June 30, 2006
QUARTERLY INFORMATION - ITR
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

04.01 – NOTES TO THE FINANCIAL STATEMENTS

Additionally, in December 2004, Labatt Canada announced the restructuring of the work force with the purpose of reducing the personnel fixed cost by 20%, recording a provision of CAD60.7 million to cover expenditures with lay-offs. On June 30, 2006, the balance of this provision is CAD33.6 million, equivalent to R$65,238 (CAD37.8 million, equivalent to R$70,284 on March 31, 2006).

On March 31, 2005, Labatt Canada announced the shutting down of Metro Brewery plant, in Toronto, Ontario. The closing shall occur in 2006. The balance of this provision on June 30, 2006 is CAD1.9 million, equivalent to R$3.597  (CAD 3.9 million, equivalent to R$7,405 on March 30, 2006).

9.	LIABILITIES RELATED TO FISCAL CLAIMS AND PROVISIONS FOR CONTINGENCIES (Consolidated)

	Balance on 03.31.2006	Additions	Payments	Reversals	Exchange variation/ Monetary restatement	Balance on.06.30.06

PIS and COFINS	366,673	2	(12)	(44,650)	6,877	328,890
ICMS and IPI	227,554	7,008	(1,819)	(12,377)	5,367	225,733
IRPJ and CSLL	73,040	1,075	(1,210)	(5,019)	147	68,033
Labor claims	282,238	20,994	(12,873)	(13,444)	157	277,072
Distributors	42,267	641	(287)	(224)	—	42,397
Other	115,454	6,066	(1,643)	(2,635)	272	117,514

	1,107,226	35,786	(17,844)	(78,349)	12,820	1,059,639

Abbreviations used:

•	IRPJ – Corporate Income Tax;
•	CSLL – Social Contribution on Net Income;
•	PIS – Social Integration Program;
•	COFINS – Contribution for Social Security Financing;
•	IPI – Tax on Processed Products;

As of June 30, 2006, the Company and its subsidiaries had other ongoing lawsuits for which, in the opinion of legal counsel, the risk of loss is  possible, but not probable totaling R$5,027,190 (R$4,843,224 on March 31, 2006), and for which the Company’s management, supported by the opinion of its legal counsel, understands there is no need for accrual.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE	Brazilian Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	June 30, 2006
QUARTERLY INFORMATION - ITR
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

04.01 – NOTES TO THE FINANCIAL STATEMENTS

In 2004 and 2005, the Company and its subsidiaries received tax deficiency notices, related to tax authorities’ understanding about the Brazilian laws dealing with taxation in Brazil of profits obtained by subsidiaries or affiliated companies organized out of the country.

Based on the opinion of its external legal consultants, the Company’s management understands that these tax deficiency notices were made based on incorrect analysis of the laws mentioned above, because among other factors: (i) it considers the assumption of availability, which did not exist in prevailing laws in the period referring to the tax deficiency notice; (ii) it disregards the existence of a treaty entered into between Brazil and Spain to avoid double taxation; and (iii) by mistake in the ascertainment of amounts supposedly due.

The Company, based on the opinion of its external consultants did not make provisions in relation to these tax deficiency notices, which totaled R$3,600,471. Considering these factors, as well as the fact that the issue has not been subject-matter of examination yet on highest stage by the Judiciary Branch, the Company, based on the opinion of its legal consultants, considered that the amount of R$2,451,319 involves a probability of possible loss, while the amount of R$1,149,152 represents a remote loss probability.

Main liabilities related to fiscal claims and provisions for contingencies:

a)	PIS and COFINS

i.

PIS – The Company and its subsidiaries and associated companies proposed specific lawsuits with the purpose of ensuring the right to pay PIS on billings, exonerating it from the payment of this contribution on other revenues under the terms provided for by Law 9718/98. The lawsuits of some subsidiaries were judged definitively by the Federal Supreme Court and provisions related to these lawsuits already solved, at the amount of R$1,969 were reverted in the second quarter of 2006 (R$36,018 in the first quarter of 2006).

Following the enactment of Law 10,637 as of December 31, 2002, which established new rules for calculating PIS, with effects as from December 1, 2002, the Company and its subsidiaries began to pay such contribution on other revenues, as prescribed by prevailing laws.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE	Brazilian Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	June 30, 2006
QUARTERLY INFORMATION - ITR
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

04.01 – NOTES TO THE FINANCIAL STATEMENTS

ii.

COFINS – The Company and its subsidiaries and associated companies proposed specific lawsuits with the purpose of ensuring the right to pay COFINS on billings, exonerating it from the payment of this contribution on other revenues under the terms provided for by Law 9718/98. The lawsuits of some subsidiaries were judged definitively by the Federal Supreme Court and provisions related to these lawsuits already solved, at the amount R$42,681 were reverted in the second quarter of 2006 (R$472 in the first quarter of 2006).

Following the enactment of Law 10,833/03, as of December 29, 2003, effectively as from February 1, 2004 the Company and its subsidiaries began to pay these taxes, as established by prevailing laws.

b)	Income tax and social contribution on net income

These provisions relate substantially to the recognition of the deductibility of interest attributed to shareholders’ equity in the calculation of social contribution tax for the year of 1996.

c)	Labor claims

This provision relates to claims from former employees pleading compensation complement. On June 30, 2006, judicial deposits for labor claims made by the Company and its subsidiaries, monetarily restated according to official indexes, amounted to R$169,281 (R$162,925 on March 31, 2006) and are recorded under “Judicial Deposits, Compulsory and Fiscal Incentives”.

d)	Distributors’ claims

This provision relates mainly to contractual terminations with certain distributors, due to the non-compliance, by the distributors, with the Company’s directives.

e)	Other provisions

These provisions substantially relate to issues involving the National Social Security Institute (INSS), products and suppliers.

f)	Labatt Canada

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE	Brazilian Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	June 30, 2006
QUARTERLY INFORMATION - ITR
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

04.01 – NOTES TO THE FINANCIAL STATEMENTS

Certain beer and alcoholic beverage producers of the United States, Canada and Europe were involved in collective suits for seeking damages over the alleged marketing of alcoholic beverages to underage consumers. Labatt Canada was involved in three of these lawsuits, and for two of them it was excluded as the defendant. Labatt will strongly continue to defend these lawsuits and, at this time, it is not possible to estimate the loss probability or estimate its amount.

Labatt was sued by the Canadian Government disputing the interest rate used in certain contracts with related parties existing in the past. The total amount of the sue may reach CAD200 million, equivalent to R$387,868 on June 30, 2006 (R$372,050 on March 31, 2006).

In the event Labatt is required to pay these amounts, AmBev will be fully reimbursed by InBev. The balance of the provision recorded in Labatt is CAD65 million, equivalent to R$126,057 on June 30, 2006 (CAD65 million equivalent to R$120,918 on March 31, 2006) classified as “Contingency Provision for Income Tax”. AmBev has recorded accounts receivable from InBev at the amount of R$102,785 on June 30, 2006 (equivalent to CAD53 million) recorded in the item “Other accounts receivable”.

10.	SOCIAL PROGRAMS

	a)	IAPP - Instituto AmBev de Previdência Privada (AmBev Private Pension Plan Institute)

AmBev and its subsidiaries in Brazil sponsor two types of pension plans: a defined contribution plan (open to new participants) and a defined benefit plan (closed to new participants since May 1998), with the possibility of migrating from the defined benefit plan to the defined contribution plan. These plans are funded by the participants and the sponsor, and managed by the IAPP. The main purpose of these plans is to supplement the retirement benefits of employees and management. In the quarter ended on June 30, 2006, the Company and its subsidiaries made contributions of R$1,382 (R$1,191 in the quarter ended on June 30, 2005) to IAPP.

The surplus of assets of IAPP is recorded by the Company in its financial statements under “Other assets-  Surplus of assets - Instituto AmBev” (see note 3 – other assets), at the amount of R$20,018 (R$20,018 on March 31, 2006), amount estimated as maximum limit of its future utilization, and also considering the legal restrictions that prevent the return of a possible outstanding asset surplus, in the event of a winding up of the IAPP and for which there was no use by means of payment of pension plan benefits.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE	Brazilian Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	June 30, 2006
QUARTERLY INFORMATION - ITR
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

04.01 – NOTES TO THE FINANCIAL STATEMENTS

b)	Medical assistance benefits and others provided directly by the Company

The Company and its subsidiaries directly provide medical assistance, reimbursement of medicine expenses and other benefits to retired employees, and such benefits not being granted to new retirements. On June 30, 2006, the balances of R$86,973 and R$507,475 of the Parent Company and the Consolidated (R$85,775 in the Parent Company and R$550,477 in the Consolidated, on March 31, 2006), respectively, are recognized in the Company’s financial statements as “Other liabilities”, in “long-term liabilities” (see note 8 - other liabilities).

c)	Fundação Antônio e Helena Zerrenner Instituição Nacional de Beneficência (the Zerrenner Foundation)

The Zerrenner Foundation’s primary objectives are to provide the sponsor’s employees and managers with medical/hospital and dental assistance, to aid in professional specialization and graduation courses, and to maintain facilities that provide aid and assistance to the elderly, through direct actions or financial aid agreements with other entities.

The actuarial liabilities related to the benefits provided by the Zerrenner Foundation were fully offset by the same amount of existing assets at the Zerrenner Foundation on the same date, and the excess of balance of assets was not recorded by the Company in its financial statements, due to the destination of its use for purposes other than exclusively related to the payment of benefits.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE	Brazilian Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	June 30, 2006
QUARTERLY INFORMATION - ITR
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

04.01 – NOTES TO THE FINANCIAL STATEMENTS

11.	SHAREHOLDERS’ EQUITY

	a)	Change in shareholders’ equity of the parent company

	Subscribed and paid-in capital stock	Capital reserve	Legal reserve	Treasury shares	Statutory reserve for investments	Retained earnings	Total

On March 31, 2006	5,691,369	13,923,470	208,831	(777,010)	80,199	277,925	19,404,784
Capital increase by reserve capitalization	19,376	(19,376)	—	—	—	—	—
Share buyback	—	—	—	(88,392)	—	—	(88,392)
Advance for future share purchase	—	(3,897)	—	—	—	—	(3,897)
Subsidy for investments and tax incentives	—	23,539	—	—	—	—	23,539
Dividends as interest attributed to shareholders’ equity.	—	—	—	—	—	(247,447)	(247,447)
Share transfer to shareholders’ of the Plan	—	(36,836)	—	110,187	—	—	73,351
Net income for the period	—	—	—	—	—	483,270	483,270

On June 30, 2006	5,710,745	13,886,900	208,831	(755,215)	80,199	513,748	19,645,208

b)	Subscribed and paid-in capital stock

On June 30, 2006, the Company’s capital stock, at the amount of R$5,710,745, was represented by 65,892,864 thousand shares, 34,510,938 thousand of which are common shares and 31,381,926 thousand are preferred shares, all of them non-par registered shares.

On April 20, 2006, the Company increased its capital at the amount of R$5,846, corresponding to the capitalization of 30% of the tax benefit accrued by the Company, with the partial amortization of the special goodwill reserve in the year of 2005, without the issuance of new shares. Additionally, on June 27, 2006, the Company increased its capital by 11,515 thousand common shares and 5,275 thousand preferred shares, at the amount of R$13,530, paid-in by means of a partial capitalization of the tax benefit accrued by the Company with the partial amortization of special goodwill reserve in the year of 2005.

On May 23, 2006, the Company’s Board of Directors resolved on the payment of interest attributed to shareholders’ equity, imputed in the minimum mandatory dividends of 2006, at the amount of R$6.5000 per one thousand common shares and R$7.1500 per one thousand preferred shares.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE	Brazilian Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	June 30, 2006
QUARTERLY INFORMATION - ITR
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

04.01 – NOTES TO THE FINANCIAL STATEMENTS

d)	Interest attributed to shareholders’ equity

Companies legally have the option to distribute to shareholders interest calculated based on TJLP on shareholders’ equity, and such interest, which is tax deductible, can be considered as part of the mandatory dividends when distributed. Although such interest is recorded in the results for tax purposes, it is reclassified to shareholders’ equity and presented as dividends, to reflect the essence of the transaction.

The interest attributed to shareholders’ equity not required in 3 years, counted from the payment beginning date, prescribe and are reverted in favor of the Company (Law 6,404/76, Article 287, item II a).

e)	Treasury shares

Changes in the Company’s treasury shares during the quarter ended on June 30, 2006 were as follows:

	Number of shares - lots of thousand

Description	Preferred	Common	Total	R$

On March 31, 2006	931,741	26,619	958,360	777,010
Share acquisitions - market	80,236	6,658	86,894	83,440
Share acquisitions - employees	6,242	950	7,192	4,952
Transfers to participant of the plan	(125,910)	(20,502)	(146,412)	(110,187)

On June 30, 2006	892,309	13,725	906,034	755,215

In February 2006, the Company launched a new program to acquire common and preferred shares issued by it, at the amount of R$500,000, in conformity with CVM Instruction No.10/80 and its subsequent amendments. During the next 180 days the Company may repurchase up to 9.72% of the  common shares and 5.47% of the preferred shares outstanding in each class.

During the quarter ended on June 30, 2006, the Company acquired 94,086 lots of one thousand shares, at the weighted average price of R$960, with a minimum price of R$827 and a maximum price of R$1,014.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE	Brazilian Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	June 30, 2006
QUARTERLY INFORMATION - ITR
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

04.01 – NOTES TO THE FINANCIAL STATEMENTS

Additionally, the Company transferred 146,412 lots of one thousand treasury shares to employees who exercised their rights to acquire shares under the Stock Ownership Plan for an amount of R$73,351. The cost of acquisition  for these shares totaled R$110,187, resulting in a loss of R$36,836, which was recorded against the capital reserve.

12.	STOCK OWNERSHIP PLAN (“PLAN”)

AmBev has a plan for the purchase of shares by pre-selected employees, which is aimed at aligning the interests of shareholders and employees. The Plan was reviewed at the Extraordinary Shareholders’ Meeting as of April 20, 2006. The Plan is managed by the Board of Directors. The Board of Directors periodically creates stock ownership programs, defining the terms and categories of employees to be benefited, and determines the price for which the shares will be purchased.

The options have a vesting period of 5 years and expire 10 years after the grant date.  Should the existing labor agreement come to and end, the rights to the stock options expire. Regarding the shares purchased by the employees, the Company has the right to buy them back based on the Plan’s provisions.

The beneficiaries of share purchase rights granted as from 2003 are no longer entitled to advances for the purchase of shares. On June 30, 2006, the outstanding balance of advances to employees for the purchase of shares referring to the plans granted prior to such date, in the consolidated, amounts to R$79,222 (R$74,754 on March 31, 2006). The loans are guaranteed by financed shares.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE	Brazilian Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	June 30, 2006
QUARTERLY INFORMATION - ITR
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

04.01 – NOTES TO THE FINANCIAL STATEMENTS

Summary of movement in outstanding share options in the quarter ended on June 30, 2006 is as follows:

	Purchase option (lots of one thousand shares)

	Preferred	Common

On April 1, 2006	333,397	66,679
Movement occurred during the period
Exercised	(102,512)	(20,502)
Granted	69,498	—
Cancelled	(1,262)	(186)

On June 30, 2006	299,121	45,991

13.	FINANCIAL INSTRUMENTS

	(a)	Overview

The Company and its subsidiaries hold certain amounts of cash and cash equivalents in foreign currency, and enter into currency, interest rate and commodities swaps and currency forward contracts to hedge against the effects of exchange rate variations on the consolidated exposure to foreign currency, interest rate fluctuations, and changes in raw materials prices, particularly aluminum, sugar and wheat.

The instruments mentioned above are contracted for hedge purpose, which does not prevent redemptions may occur at any time, although the Company really intents to bring them until the end of operation to be protected.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE	Brazilian Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	June 30, 2006
QUARTERLY INFORMATION - ITR
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

04.01 – NOTES TO THE FINANCIAL STATEMENTS

(b)	Derivative instruments

The breakdown of outstanding mark-to-market derivatives exposure is as follows:

Description	06.30.06	03.31.06

Currency hedge
Reais/US$(*)	4,964,561	2,992,854
Reais/Yen	57,848	170,815
Argentine Peso/US$	—	54,310
Peruvian Sol/US$	(30,949)	21,724
CAD/US$	208,141	219,186
CAD/R$	751,402	—
Interest rate hedge
CDI x Fixed Rate	(138,532)	(43,614)
Fixed Rate / Canadian Bankers Acceptance	446,201	238,590
Commodities hedge
Aluminum	234,851	152,967
Sugar	155,574	151,916
Wheat	876	793

	6,649,973	3,959,541

(*)	In April 2006, the Company contracted hedge in an amount equal to the acquisition value of the shares of BAC in Quinsa, according to the agreement mentioned in note 1(b)(i).

i.	Market value of financial instruments currency and interest rate hedge

As of June 30, 2006, unrealized gains on variable income on derivative operations were limited to the lower value between the “curve” of instruments or respective market value, in accordance with the Brazilian Corporation Law.

Had the Company recorded its derivative instruments at market value, it would have recorded, for the quarter ended on June 30, 2006, an additional gain of R$29,049 (R$39,806 on March 31, 2006), presented as follows:

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE	Brazilian Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	June 30, 2006
QUARTERLY INFORMATION - ITR
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

04.01 – NOTES TO THE FINANCIAL STATEMENTS

Financial instruments	Book value	Market value	Unrealized variable gains

Public bonds	242,589	259,607	17,018
Swaps/forwards	(207,274)	(201,935)	5,338
Cross Currency Swap Labatt Canadá (*)	(112,724)	(106,032)	6,693

	(77,409)	(48,360)	29,049

(*) Swaps for the conversion of the Notes issued at fixed interest in US dollars to fluctuating interest in Canadian dollars.

ii.	Commodities and currency hedge

Net results of such operations determined at cost value (corresponding to its market value), with a specific purpose of minimizing the Company’s exposure to the fluctuation of raw material prices denominated in foreign currency to be acquired are deferred and recognized in results, when sale of corresponding product occurs.

During the quarter ended on June 30, 2006, the effect relating to the commodities and currency hedge operations recorded in earnings as “Cost of goods sold” were:

Description	Net increase (decrease) in the cost of goods sold

Currency hedge	(42,281)
Hedge of aluminum	19,475
Hedge of sugar	11,294
Hedge of wheat and corn	(99)

(11,611)

On June 30, 2006 unrealized losses at the amount of R$127,215 were deferred and recorded as other assets. Such loss shall be recognized at debit in the Company’s results, the amount of R$126,768 on cost of goods sold, when corresponding finished product is sold and the remaining balance at operating expense, as this is an expenses hedge.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE	Brazilian Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	June 30, 2006
QUARTERLY INFORMATION - ITR
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

04.01 – NOTES TO THE FINANCIAL STATEMENTS

(c)	Financial liabilities

The Company’s financial liabilities, mainly represented by the bond and import financing operations, are recorded at cost value, monetarily restated at initial interest rates contracted, accrued of monetary and exchange variations, according to closing indexes for each period.

Had the Company been able to use a method where its financial liabilities could be recognized at market value, it would have recognized an additional loss, before income and social contribution taxes, of R$318,906, on June 30, 2006, as presented in the chart below:

Financial liabilities	Book value	Market value	Difference

International financing (other currencies) (iv)	2,512,420	2,512,420	—
Financing in Reais (iv)	1,017,515	1,017,515	—
BNDES/FINEP/EGF (iv)	423,937	423,937	—
Resolution 63 / Compror 63 (iv)	57,848	57,848	—
Bonds – AmBev 11 and AmBev 13	2,202,361	2,492,890	(290,529)
Notes Series A (i)	349,240	354,037	(4,797)
Notes Series B (ii)	96,967	100,761	(3,794)
Senior Notes - BRI (iii)	172,213	191,999	(19,786)

	6,832,501	7,151,407	(318,906)

(i)	Series A Bank Notes entered into by Labatt Canada in US dollars.
(ii)	Series B Bank Notes entered into by Labatt Canada in Canadian dollars.
(iii)	Private Bonds entered into by Brewers Retail Inc. (BRI) and proportionally consolidated by Labatt Canada in Canadian dollars.
(iv)	Loans for which book value and market value are similar.

The criterion used to determine the market value of the bonds was based on quotations of investment brokers, on quotations of banks which provide services to AmBev and Labatt Canada and on the secondary market value of bonds on the reference date as of June 30, 2006, approximately 116.63% of face value for Bond 2011 and 110.75% for Bond 2013. For the Series A Notes and Series B Notes of Labatt Canada, the prices were determined based on the discounted cash flow at present value, by using market rates available for Labatt Canada for similar instruments.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE	Brazilian Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	June 30, 2006
QUARTERLY INFORMATION - ITR
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

04.01 – NOTES TO THE FINANCIAL STATEMENTS

(d)	Financial income and expenses

	Quarter ended on June 30

	Parent Company		Consolidated

	2006	2005	2006	2005

Financial income
Exchange variations on financial investments	—	—	(863)	(30,129)
Interest on cash and cash equivalents	13,292	5,920	38,136	19,934
Financial charges on taxes, contributions and judicial deposits	1,183	670	5,943	(1,446)
Income on Stock Ownership Plan	2,109	3,357	2,143	3,030
Other	5,564	2,757	6,665	6,741

	22,148	12,704	52,024	(1,870)

Financial expenses
Exchange variation on financings	1,594	60,611	(1,507)	365,976
Net losses on derivative instruments	(186,073)	(44,165)	(185,454)	(385,191)
Interest on debts in foreign currency	(67,129)	(25,010)	(120,531)	(129,639)
Interest on debts in reais	(19,682)	(10,752)	(20,115)	(33,370)
Interest and exchange variation on loans	(43,203)	(276,602)	(1,813)	(2,191)
Taxes on financial transactions	(20,344)	(16,410)	(26,665)	(32,107)
Financial charges on contingencies and other	(18,109)	(6,106)	(21,837)	(18,204)
Other	(7,081)	7,724	(14,440)	(14,391)

	(360,027)	(326,158)	(392,362)	(249,117)

Net financial income	(337,879)	(313,454)	(340,338)	(250,987)

(e)	Concentration of credit risk

A substantial part of the Company’s sales is to distributors, supermarkets and retailers, within a broad distribution network. Credit risk is reduced because of the large number of customers and control procedures to monitor this risk. Historically, the Company does not record significant losses on receivables from customers.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE	Brazilian Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	June 30, 2006
QUARTERLY INFORMATION - ITR
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

04.01 – NOTES TO THE FINANCIAL STATEMENTS

In order to minimize the credit risk of its investments, the Company has adopted procedures for the allocation of cash and investments, taking into consideration loan limits and appraisals of financial institutions, not allowing concentration, i.e., the credit risk is monitored and minimized for the negotiations are carried out only with a select group of counterparties highly qualified. At Labatt Canada, compensation agreements are entered into with its counterparties, allowing them to realize derivative financial assets and liabilities in the event of default.

14.	INCOME AND SOCIAL CONTRIBUTION TAXES

	a)	Reconciliation of consolidated income and social contribution taxes expenses with nominal rates

	Quarter ended on

	06.30.06	06.30.05

Consolidated net income before income and social contribution taxes	659,047	741,802
Profit sharing and contributions	(54,691)	(26,481)

Consolidated net income before income and social contribution taxes and minority interest	604,356	715,321

Expense with income and social contribution taxes at nominal rates (34%)	(205,481)	(243,209)
Income tax effect on:
Interest attributed to shareholders’ equity	84,132	—
Foreign subsidiaries’ income not subject to taxation	(3,800)	(100,584)
Equity gains in subsidiaries	13,483	13,317
Goodwill amortization, non-deductible portion (i)	(82,530)	(68,767)
Tax benefit resulting from the merger InBev Brasil (ii)	57,915
Income and social contribution taxes hedge (iii)	87,006	—
Exchange variation on investments abroad	(18,196)	—
Taxes on dividends paid by subsidiaries (iv)	(47,016)
Provisions for income and social contribution taxes of previous year	—	12,567
Permanent additions and exclusions and other	(24,503)	(23,386)

Income and social contribution taxes expenses	(138,990)	(410,062)

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE	Brazilian Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	June 30, 2006
QUARTERLY INFORMATION - ITR
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

04.01 – NOTES TO THE FINANCIAL STATEMENTS

(i)

This includes the goodwill amortization effects of Labatt Aps in Labatt Canada, totaling R$242,462 in the quarter ended on June 30, 2006 (R$196,668 in the quarter ended on June 30, 2005), generating a tax effect as it is not deductible, totaling R$82,437 (R$66,867 in the quarter ended on June 30, 2005).

(ii)

Amount corresponding to the reversal of provision for goodwill realization originally recorded in  InBev Brasil, mentioned in note 6 (i), at the amount of R$170,338 in the quarter ended on June 30, 2006, generating a crediting tax effect, as it is not taxable, at the amount of R$57,915.

(iii)

This corresponds to the tax effect protection on the exchange variation resulting from the Company’s corporate structure abroad. The amount protected is US$464,250 on June 30, 2006 and the gain of this protection in the period was R$87,006.

(iv)	Retention on dividends paid by Labatt Canadá to Labatt ApS.

b) Breakdown of benefit (expenses) of income and social contribution taxes on net income.

	Parent Company		Consolidated

	06.30.06	06.30.05	06.30.06	06.30.05

Current	167,620	—	(49,280)	(283,198)
Deferred	(57,814)	23,262	(89,710)	(126,864)

Total	109,806	23,262	(138,990)	(410,062)

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE	Brazilian Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	June 30, 2006
QUARTERLY INFORMATION - ITR
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

04.01 – NOTES TO THE FINANCIAL STATEMENTS

c)	Breakdown of deferred taxes

	Parent Company		Consolidated

	06.30.06	03.31.06	06.30.06	03.31.06

Long-term assets
Tax losses carryforwards	306,273	291,135	844,095	825,191
Temporary differences:
Intertemporal provisions	325,847	338,789	401,491	416,590
Provision of interest attributed to shareholders’ equity	62,315	128,511	62,315	128,511
Provision for losses on tax incentives	3,085	3,085	7,619	7,619
Goodwill future profitability – Mergers	132,573	132,573	132,573	132,573
Provision for restructuring	—	—	38,509	37,262
Provision for health care benefits	29,571	29,164	131,866	147,570
Provision of employees profit sharing	26,821	28,898	32,166	33,869
Provision for losses of real property for sale	20,482	20,482	20,911	20,879
Provision for losses on hedge	131,640	118,213	131,640	118,213
Allowance for doubtful accounts	8,885	9,760	9,697	10,296
Provision for marketing and sales expenses	21,907	20,304	21,907	20,304
Other	54,187	61,536	109,234	121,497

	1,123,586	1,182,450	1,944,023	2,020,374

Long-term liabilities (Note 8)
Temporary differences
Accelerated depreciation	—	—	48,804	50,305
Other	24,870	25,919	49,315	37,951

	24,870	25,919	98,119	88,256

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE	Brazilian Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	June 30, 2006
QUARTERLY INFORMATION - ITR
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

04.01 – NOTES TO THE FINANCIAL STATEMENTS

Based on projections of generation of future taxable income of the parent company and subsidiaries located in Brazil and abroad, the estimate of recovery of consolidated effective balance of deferred income and social contribution taxes over tax losses is shown as follows:

06.30.06

(millions of reais)
2006	47
2007	96
2008	136
2009	187
2010	229
2011	149

844

The asset recorded is limited to the amounts for which offset is supported by taxable income projections, discounted to present value, realized by the Company until the next ten years, also considering that tax loss carryforward is limited to 30% of annual taxable income, determined according to Brazilian tax laws.

The balance of deferred income tax assets as of June 30, 2006 includes the total effect of tax losses of Brazilian subsidiaries, which have no expiration dates and are available for offset against future taxable income. Part of tax benefit corresponding to the tax losses of foreign subsidiaries was not recorded as an asset, as management cannot determine whether its realization is probable.

It is estimated that the balance of deferred taxes on temporary differences as of June 30, 2006 will be realized until the fiscal year of 2011. However, it is not possible to accurately estimate when such temporary differences will be realized, because the major part of them depends on legal decisions, over which the Company has no control nor any means of anticipating exactly when a final decision will be reached.

The projections of future taxable income include various estimates on the performance of the Brazilian and the global economy, the determination of foreign exchange rates, sales volume, sales prices, tax rates, and other factors that may differ from the data and amounts.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE	Brazilian Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	June 30, 2006
QUARTERLY INFORMATION - ITR
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

04.01 – NOTES TO THE FINANCIAL STATEMENTS

Since the income and social contribution taxes derive not only from taxable income, but also depend on the Company’s tax and corporate structure, the existence of non-taxable income, non-deductible expenses, tax exemptions and incentives, and other variables, there is no relevant correlation between Company’s net income and the determination of income and social contribution taxes. Therefore, we recommend that the tax loss carryforward should not be taken as an indicator of the Company’s future profits.

15.	COMMITMENTS WITH SUPPLIERS

The Company hold agreements with certain suppliers to acquire certain quantities of materials that are important for the production and packaging processes, such as plastics for PET bottles, aluminum, natural gas and property, plant and equipment.

The Company has commitments assumed with suppliers for 2006, 2007 and 2008 onwards, already contracted on June 30, 2006, totaling R$469,363, R$276,908 and R$304,000 (R$387,462, R$175,331 and R$233,775, respectively, on March 31, 2006).

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE	Brazilian Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	June 30, 2006
QUARTERLY INFORMATION - ITR
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

04.01 – NOTES TO THE FINANCIAL STATEMENTS

16.	OPERATING INCOME (EXPENSES), NET

	Quarter ended on

	Parent Company		Consolidated

	06.30.06	06.30.05	06.30.06	06.30.05

Operating income
Equity in the results and gains from subsidiaries	—	—	35,970	39,168
Exchange variation of investments abroad	—	—	—	94,204
Negative goodwill without early settlement Tax Incentive (ICMS)	23,622	—	23,622	—
Extemporaneous credit of PIS/Cofins - 2004	19,060	—	19,060	—
Extemporaneous credit of ICMS and IPI	3,921	—	3,921	—
Other operating income	4,987	4,044	9,386	34,307

	51,590	4,044	91,959	167,679

Operating expenses
Goodwill amortization	(4,544)	(17,336)	(295,339)	(333,975)
Exchange variation without investments abroad	(470)	(2,527)	(37,462)	—
Other taxes	(2,401)	(22)	(2,405)	(271)
Other operating expenses	—	(1,168)	(71)	(15,450)

	(7,415)	(21,053)	(335,277)	(349,696)

Operating expenses, net	44,175	(17,009)	(243,318)	(182,017)

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE	Brazilian Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	June 30, 2006
QUARTERLY INFORMATION - ITR
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

04.01 – NOTES TO THE FINANCIAL STATEMENTS

17.	NON-OPERATING INCOME (EXPENSES), NET

	Quarter ended on

	Parent Company		Consolidated

	06.30.06	06.30.05	06.30.06	06.30.05

Non-operating income
Gain on disposal of permanent assets	448	81	2,884	8,730
Provision for investment losses	—	5	—	—
Gain of interest ownership in investees	—	—	1,256	—
Reversal of provisions for restructuring	4,145	—	—	19,254
Other non-operating income	383	31	349	4,124

	4,976	117	4,489	32,108

Non-operating expenses
Provision for loss on unrealized income in subsidiaries	—	(22,350)	—	—
Provision for loss on permanent assets	—	—	(9,659)	—
Loss of interest ownership in investee	—	—	—	(10,171)
Loss on disposal of permanent assets	—	(248)	—	(9,066)
Provision for restructuring	—	—	(14,449)	—
Other non-operating expenses	—	(203)	(1,666)	(3,414)

	—	(22,801)	(25,774)	(22,651)

Non-operating income (expenses), net	4,976	(22,684)	(21,285)	9,457

18.	INSURANCE

As of June 30, 2006 the main assets of the Company and its subsidiaries, such as property, plant and equipment and inventories are insured against fire and other risks, based on their replacement values. Insurance coverage is higher than the book values.

19.	SUBSEQUENT EVENTS

(i) Issuance of debentures

On July 6, 2006, the Company announced that on June 9, 2006 the registration request of public distribution (“Offering) was required before the CVM, of 200,000 registered book-entry debentures, non convertible into shares of the unsecured type, with unit par value of  R$10 on July 1, 2006. The funds obtained with the issuance of Debentures will be used for the payment of the acquisition of shares held by BAC issued by Quinsa, according to the “Material Fact” published on April 13, 2006.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE	Brazilian Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	June 30, 2006
QUARTERLY INFORMATION - ITR
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

04.01 – NOTES TO THE FINANCIAL STATEMENTS

The debentures will be issued in up to two series, different in term, maturity date and remuneration. The sum of the Debentures of the First Series and Second Series may not exceed the amount of R$2,000,000, without considering the Supplementary and Additional Debentures, which correspond to 15% and 20% of the number of Debentures initially offered, respectively.

(ii) Alliance with Romero Group

On July 17, 2006, the Company concluded the closing of the operation resulting from the purchase and sale agreement of shares of AmBev Perú with Ransa Comercial S.A., company belonging to Romero Group, announced on March 9, 2006, as mentioned in note 1(b).

(iii) Purchase of stake of BAC in Quinsa

On August 8, 2006, the Company concluded the operation with BAC, announced on April 13, 2006, by means of which BAC sold its total shares in Quinsa to AmBev by a total price of US$1.25 billion. With the closing of the operation, AmBev’s stake in Quinsa’s capital stock stands at 91.18%.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE	Brazilian Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	June 30, 2006
QUARTERLY INFORMATION - ITR
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

05.01 – COMPANY’S PERFORMANCE IN THE QUARTER

See the Company’s Consolidated Performance Overview.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE	Brazilian Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	June 30, 2006
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

06.01 - CONSOLIDATED BALANCE SHEET - ASSETS (in thousands of Brazilian reais)

1 - Code	2 – Description	3 - 6/30/2006	4 - 3/31/2006

1	Total Assets	32,273,854	32,286,600
1.01	Current Assets	5,017,268	4,574,548
1.01.01	Available funds	1,101,216	893,361
1.01.01.01	Cash and cash equivalents	1,101,216	893,361
1.01.02	Credits	2,103,782	1,767,415
1.01.02.01	Short-term investments	479,810	456,697
1.01.02.02	Unrealized gain on derivatives	0	0
1.01.02.03	Trade accounts receivable	977,574	729,909
1.01.02.04	Taxes recoverable	646,398	580,809
1.01.03	Inventories	1,141,607	1,160,429
1.01.03.01	Finished products	342,351	347,826
1.01.03.02	Work in process	60,834	63,307
1.01.03.03	Raw materials	437,232	454,975
1.01.03.04	Production materials	201,250	183,576
1.01.03.05	Provision for losses	(16,420)	(19,378)
1.01.03.06	Supplies and other	116,360	130,123
1.01.04	Other	670,663	753,343
1.01.04.01	Other assets	670,663	753,343
1.02	Long-term assets	3,010,327	3,078,243
1.02.01	Sundry Credits	2,570,708	2,635,259
1.02.01.01	Compulsory judicial deposits and tax incentives	547,463	540,131
1.02.01.02	Advances to employees for purchase of shares	79,222	74,754
1.02.01.03	Deferred income and social contribution taxes	1,944,023	2,020,374
1.02.02	Accounts receivable from related parties	0	0
1.02.02.01	Associated companies	0	0
1.02.02.02	Subsidiaries	0	0
1.02.02.03	Other Related Parties	0	0
1.02.03	Other	439,619	442,984
1.02.03.01	Assets held for sale	94,644	94,487
1.02.03.02	Other assets	344,975	348,497
1.03	Permanent Assets	24,246,259	24,633,809
1.03.01	Investments	16,160,215	16,450,761
1.03.01.01	Interest in associated companies	5,119	4,718
1.03.01.02	Interest in subsidiaries	16,123,804	16,416,213
1.03.01.02.01	Goodwill/Negative goodwill	16,123,804	16,416,213
1.03.01.03	Other investments	31,292	29,830
1.03.02	Property, plant and equipment	5,089,088	5,074,642
1.03.03	Deferred charges	2,996,956	3,108,406

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE	Brazilian Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	June 30, 2006
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

06.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES AND SHAREHOLDERS’ EQUITY (in thousands of reais)

1 - Code	2 – Description	3 - 6/30/2006	4 - 3/31/2006

2	Total liabilities	32,273,854	32,286,600
2.01	Current liabilities	4,241,126	4,841,759
2.01.01	Loans and financings	830,721	1,152,215
2.01.02	Debentures	0	0
2.01.03	Trade accounts payable	764,904	862,469
2.01.04	Taxes, charges and contributions	1,078,415	1,039,061
2.01.04.01	Income and social contribution taxes	279,574	270,890
2.01.04.02	Other taxes, charges and contributions	798,841	768,171
2.01.05	Dividends payable	218,416	408,159
2.01.05.01	Dividends payable	38,195	82,799
2.01.05.02	Provision for interest attributed to shareholders’ equity	180,221	325,360
2.01.06	Provisions	0	0
2.01.07	Accounts payable to related parties	0	0
2.01.08	Other	1,348,670	1,379,855
2.01.08.01	Payroll, profit sharing and related charges	387,586	443,878
2.01.08.02	Unrealized loss on derivatives	305,930	259,947
2.01.08.03	Other liabilities	655,154	676,030
2.02	Long-term liabilities	8,165,481	7,781,348
2.02.01	Loans and financings	6,001,782	5,561,761
2.02.02	Debentures	0	0
2.02.03	Provisions	1,059,639	1,107,226
2.02.03.01	For contingencies	1,059,639	1,107,226
2.02.04	Accounts payable to related parties	0	0
2.02.05	Other	1,104,060	1,112,361
2.02.05.01	Sales tax deferrals	372,524	364,635
2.02.05.02	Other liabilities	731,536	747,726
2.03	Deferred income	149,945	149,904
2.04	Minority interest	72,094	108,805
2.05	Shareholders’ equity	19,645,208	19,404,784
2.05.01	Subscribed and paid-in capital	5,710,745	5,691,369
2.05.02	Capital reserve	13,131,685	13,146,460
2.05.02.01	Advances for future capital increase	408	4,305
2.05.02.02	Premium on the placement of stock option to repurchase own shares	0	0
2.05.02.03	Goodwill in the subscription of shares	13,386,378	13,442,590

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE	Brazilian Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	June 30, 2006
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

06.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES AND SHAREHOLDERS’ EQUITY (in thousands of reais)

1 - Code	2 – Description	3 - 6/30/2006	4 - 3/31/2006

2.05.02.06	Tax incentives	500,114	476,575
2.05.02.07	Treasury shares	(755,215)	(777,010)
2.05.03	Revaluation reserves	0	0
2.05.03.01	Own assets	0	0
2.05.03.02	Subsidiary/associated companies	0	0
2.05.04	Revenue reserves	289,030	289,030
2.05.04.01	Legal	208,831	208,831
2.05.04.02	Statutory	80,199	80,199
2.05.04.02.01	For investments	80,199	80,199
2.05.04.03	For contingencies	0	0
2.05.04.04	Unrealized profits	0	0
2.05.04.05	Appropriated retained earnings	0	0
2.05.04.05.01	Future share purchase	0	0
2.05.04.06	Special reserve for undistributed dividends	0	0
2.05.04.07	Other profit reserves	0	0
2.05.05	Unappropriated retained earnings /accumulated losses	513,748	277,925

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE	Brazilian Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	June 30, 2006
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

07.01 - CONSOLIDATED STATEMENT OF INCOME (in thousands of reais)

1 - CODE	2 – DESCRIPTION	3 - 4/1/2006 to 6/30/2006	4 - 1/1/2006 to 6/30/2006	5 - 4/1/2005 to 6/30/2005	6 - 1/1/2005 to 6/30/2005

3.01	Gross sales and/or services	7,337,800	14,800,579	6,506,380	13,300,118
3.02	Gross sales deductions	(3,300,661)	(6,793,717)	(2,802,080)	(5,900,227)
3.03	Net sales and/or services	4,037,139	8,006,862	3,704,300	7,399,891
3.04	Cost of sales and/or services	(1,348,193)	(2,673,190)	(1,358,132)	(2,703,392)
3.05	Gross profit	2,688,946	5,333,672	2,346,168	4,696,499
3.06	Operating expenses/income	(2,008,614)	(3,721,156)	(1,613,823)	(3,495,755)
3.06.01	Selling	(1,006,174)	(1,858,936)	(820,626)	(1,631,504)
3.06.01.01	Commercial	(714,354)	(1,270,837)	(558,887)	(1,113,014)
3.06.01.02	Direct distribution	(291,820)	(588,099)	(261,739)	(518,490)
3.06.02	General and administrative	(419,070)	(862,642)	(360,620)	(745,537)
3.06.02.01	Administrative	(182,604)	(376,215)	(202,051)	(404,493)
3.06.02.02	Management fees	(5,274)	11,969	(5,955)	(7,020)
3.06.02.03	Depreciation, amortization and depletion	(278,338)	(559,293)	(156,886)	(307,490)
3.06.02.04	Provision for contingencies	47,146	60,897	4,272	(26,534)
3.06.03	Financial	(340,338)	(510,753)	(250,987)	(526,180)
3.06.03.01	Financial income	52,024	72,777	(1,870)	38,460
3.06.03.02	Financial expenses	(392,362)	(583,530)	(249,117)	(564,640)
3.06.04	Other operating income	91,959	140,966	167,679	246,034
3.06.05	Other operating expenses	(335,277)	(630,319)	(349,696)	(839,248)
3.06.06	Equity in results of subsidiaries	286	528	427	680
3.07	Operating income	680,332	1,612,516	732,345	1,200,744
3.08	Non-operating income (expenses)	(21,285)	(16,529)	9,457	(167,002)
3.08.01	Income	4,489	24,088	32,108	22,747

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE	Brazilian Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	June 30, 2006
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

07.01 - CONSOLIDATED STATEMENT OF INCOME (in thousands of reais)

1 - CODE	2 – DESCRIPTION	3 - 4/1/2006 to 6/30/2006	4 - 1/1/2006 to 6/30/2006	5 - 4/1/2005 to 6/30/2005	6 - 1/1/2005 to 6/30/2005

3.08.02	Expenses	(25,774)	(40,617)	(22,651)	(189,749)
3.09	Income before taxes/profit sharing	659,047	1,595,987	741,802	1,033,742
3.10	Provision for income and social contribution taxes	(49,280)	(322,770)	(283,198)	(467,735)
3.11	Deferred income tax	(89,710)	(92,881)	(126,864)	(51,982)
3.12	Statutory profit sharing/contributions	(54,691)	(69,293)	(26,481)	(65,874)
3.12.01	Profit sharing	(54,691)	(69,293)	(26,481)	(65,874)
3.12.01.01	Employees	(47,107)	(78,280)	(21,175)	(61,530)
3.12.01.02	Management	(7,584)	8,987	(5,306)	(4,344)
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest attributed to shareholders’ equity	0	0	0	0
3.14	Minority interest	17,904	28,126	(50)	1,307
3.15	Net income for the period	483,270	1,139,169	305,209	449,458
	NUMBER OF SHARES OUTSTANDING EXCLUDING TREASURY SHARES (in thousands)	64,986,830	64,986,830	65,623,486	65,623,486
	EARNINGS PER SHARE	0,00744	0,01753	0,00465	0,00685
	LOSS PER SHARE

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE	Brazilian Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	June 30, 2006
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

08.01 – CONSOLIDATED PERFORMANCE OVERVIEW IN THE QUARTER

AMBEV REPORTS SECOND QUARTER 2006 RESULTS

São Paulo, August 14, 2006 – Companhia de Bebidas das Américas – AmBev [NYSE: ABV, ABVc and BOVESPA: AMBV4, AMBV3], the world’s fifth largest brewer and the leading brewer in Latin America, announces today its results for the second quarter 2006 (2Q06). The following financial and operating information, unless otherwise indicated, is presented in nominal Reais pursuant to Brazilian GAAP.

AmBev’s consolidated results are the sum of the three following business units:

•	Brazil: comprised of (i) Beer Brazil; (ii) CSD & Nanc (Carbonated Soft Drinks and Nanc – Non-Alcoholic, Non-Carbonated beverages); and (iii) Malt and By-Products Sales;

•	Hispanic Latin America (HILA): comprising (i) AmBev’s average 59.8% economic stake in Quinsa; and (ii) HILA-ex (which corresponds to AmBev’s controlled operations in Northern Latin America); and

•	North America: representing the operations of Labatt Brewing Company Limited (“Labatt”).

Comparisons, unless otherwise stated, refer to the second quarter 2005 (2Q05).

OPERATING AND FINANCIAL HIGHLIGHTS

•	Consolidated EBITDA reached R$1,586.3 million (+11.9%). EBITDA margin reached 39.3% (+100 bps).

•	Beer Brazil EBITDA’s grew 17.3%, achieving 46.8% margin; AmBev market share reached 68.8% during 2Q06, and sales volume increased 4.4%.

•	CSD & Nanc sales volume rose 8.6% in Brazil; EBITDA amounted to R$125.7 million, up 3.6% reaching 31.4% margin.

•	Quinsa total EBITDA grew 25.2% in US dollars, and AmBev’s average stake in Quinsa during 2Q06 reached 59.8% (2Q05: 55.2%).

•	Labatt EBITDA increased 11.3% in Canadian dollars, and the EBITDA margin reached 38.2% in North American operation.

•	Net earnings per thousand shares rose 59.9%; excluding goodwill amortization, we observed a 23.0% increase in earnings per thousand shares.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE	Brazilian Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	June 30, 2006
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

08.01 – CONSOLIDATED PERFORMANCE OVERVIEW IN THE QUARTER

Financial Highlights – AmBev Consolidated R$million	2Q06	2Q05	% Change

Net revenues	4,037.1	3,704.3	9.0%
Gross profit	2,688.9	2,346.2	14.6%
EBIT	1,216.6	1,160.7	4.8%
EBITDA	1,586.3	1,418.2	11.9%
Net income	483.3	305.2	58.3%
No. of shares outstanding (millions)	64,986.8	65,623.5	-1.0%
EPS (R$/000 shares)	7.44	4.65	59.9%
EPS excl. goodwill amortization (R$/000 shares)	11.98	9.74	23.0%
EPS (US$/ADR)	0.34	0.19	81.1%
EPS excl. goodwill amortization (US$/ADR)	0.55	0.39	39.3%

Notes:
(1) Average exchange rates between Reais and US Dollars used for 2Q06 and 2Q05 were R$2.19/US$and R$2.48/US$, respectively.
(2) The average exchange rates between Reais and Canadian Dollars used for 2Q06 and 2Q05 were R$1.95/CAD$and R$1.99/CAD$, respectively.
(3) Per share calculation is based on outstanding shares (total existing shares excluding shares held in treasury).
(4) Values may not add up due to rounding.
(5) EBIT and EBITDA do not have a standardized meaning and AmBev’ definition of EBITDA may not be comparable to EBITDA as used by other companies.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE	Brazilian Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	June 30, 2006
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

08.01 – CONSOLIDATED PERFORMANCE OVERVIEW IN THE QUARTER

Message from AmBev Management

AmBev presented solid growth in 2Q06. Consolidated EBITDA grew 11.9%, while EPS (before goodwill amortization) was up by 23.0%. The excellent performance on our major business units yielded EBITDAs growth of 17.3% for the Brazilian Beer Operation, 11.3% (in Canadian dollars) for Labatt and 25.2% (in US dollars) for Quinsa.

In Brazil, we had a good quarter with an average market share at the Beer segment of 68.8%. All preparation and execution for the World Cup ensured a 4.4% growth, despite a less favorable weather in April and May. The CSD segment in Brazil continued exhibiting a solid volume growth, reaching 8.6% for the 2Q06. Commenting on Ambev’s performance in Brazil, Luiz Fernando Edmond, Latin America General Officer, affirmed: “During 2Q06, our planning and execution ensured a healthy volume and profitability growth in Beer Brazil. Referring to CSD, we had higher marketing investments, in order to leverage upon the World Cup and strength the brand equity of our brands, which yielded in a small EBITDA growth for the quarter.”

Quinsa continues to deliver strong growth, highlight for the CSD volume, which increased 30.4%. Our HILA-ex operations resented encouraging volume growth in Peru and Dominican Republic, although we continue to show weak results, as expected. “2006 has been standing out for volume and share increase in the HILA-ex countries. I believe we are building a solid foundation to reach high profitability. One more time, excellent results were achieved in the Quinsa operation”, said Luiz Fernando Edmond.

In Canada, we obtained increased volumes, reaching 3.0% for domestic sales. We keep on applying our best practices in cost management, enabling us to obtain an 11.3% EBITDA growth. “We continue to maintain the strategy of improving our brands and the results achieved so far are optimistic”, says Miguel Patrício, North America General Officer.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE	Brazilian Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	June 30, 2006
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

08.01 – CONSOLIDATED PERFORMANCE OVERVIEW IN THE QUARTER

OPERATIONAL PERFORMANCE BY BUSINESS UNIT

The following charts illustrate the contribution of each business unit to AmBev’s consolidated results.

Net Revenues	EBITDA

Total: R$4,037.1 million	Total: R$1,586.3 million

Brazil

The AmBev Brazil business unit reached an EBITDA of R$1,077.4 million (+14.3%), representing 67.9% of AmBev’s consolidated EBITDA.

	Beer				CSD & Nanc				Malt and By-products				Total
Brazil Results
R$million	2Q06	2Q05	% Chg.		2Q06	2Q05	% Chg.		2Q06	2Q05	% Chg.		2Q06	2Q05	% Chg.

Volume (‘000 hl)	14,503	13,889	4.4%		4,889	4,500	8.6%		n.a	n.a	n.a		19,392	18,389	5.5%
Net Revenue	2,000.1	1,777.6	12.5%		400.8	375.5	6.7%		31.0	45.1	-31.4%		2,431.8	2,198.3	10.6%
Net Revenue/hl	137.9	128.0	7.8%		82.0	83.5	-1.8%		n.a	n.a	n.a		125.4	119.5	4.9%
COGS	(571.8)	(577.0)	-0.9%		(183.1)	(197.4)	-7.2%		(15.3)	(21.3)	-28.1%		(770.2)	(795.8)	-3.2%
COGS/hl	(39.4)	(41.5)	-5.1%		(37.5)	(43.9)	-14.6%		n.a	n.a	n.a		(39.7)	(43.3)	-8.2%
Gross Profit	1,428.3	1,200.6	19.0%		217.7	178.1	22.2%		15.6	23.8	-34.4%		1,661.6	1,402.6	18.5%
Gross Margin	71.4%	67.5%	390	bps	54.3%	47.4%	690	bps	50.5%	52.7%	-230	bps	68.3%	63.8%	450	bps
SG&A excl. deprec. & amort.	(525.8)	(440.6)	19.3%		(97.3)	(63.4)	53.4%		(0.8)	(0.8)	-5.6%		(623.9)	(504.9)	23.6%
SG&A deprec. & amort.	(170.1)	(88.5)	92.1%		(57.2)	(28.6)	100.1%		0.0	0.0	n.a.		(227.3)	(117.1)	94.1%
SG&A Total	(695.9)	(529.2)	31.5%		(154.6)	(92.0)	67.9%		(0.8)	(0.8)	-5.6%		(851.2)	(622.0)	36.8%
% of Net Revenue	34.8%	29.8%	500	bps	38.6%	24.5%	1410	bps	2.5%	1.8%	70	bps	35.0%	28.3%	670	bps
EBIT	732.4	671.5	9.1%		63.1	86.1	-26.7%		14.9	23.0	-35.4%		810.4	780.5	3.8%
EBIT Margin	36.6%	37.8%	-120	bps	15.7%	22.9%	-720	bps	48.0%	50.9%	-300	bps	33.3%	35.5%	-220	bps
EBITDA	936.8	798.6	17.3%		125.7	121.3	3.6%		14.9	23.0	-35.4%		1,077.4	942.9	14.3%
EBITDA Margin	46.8%	44.9%	190	bps	31.4%	32.3%	-90	bps	48.0%	50.9%	-300	bps	44.3%	42.9%	140	bps

Beer Brazil

Net Revenues

Net revenues for Beer Brazil operation reached R$2,000.1 million (+12.5%) in 2Q06. Such growth derived from both increased sales volume (+4.4%) and revenues per hectoliter (+7.8%).

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE	Brazilian Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	June 30, 2006
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

08.01 – CONSOLIDATED PERFORMANCE OVERVIEW IN THE QUARTER

Beer sales volume reached 14.5 million hectoliters (+4.4%). This result reflects the Brazilian market growth and AmBev’s higher average market share (2Q06: 68.8%; 2Q05: 68.2%), information estimated by ACNielsen. In June, AmBev’s market share stood at 68.8%.

Net revenues per hectoliter of beer were R$137.9, (+7.8%). Such increase is explained by (i) the price repositioning implemented by Ambev throughout December; (ii) increased sales volumes through AmBev’s direct distribution; (iii) the ongoing Company’s revenue management initiatives, including the development of the premium segment (Company’s flagship brands in this segment, Bohemia and Original, grew 15.8% and 34.3% in 2Q06, respectively). Compared to 1Q06, revenues per hectoliter went up by 0.2% (1Q06: R$137.6), impacted by volume growth through the direct distribution structure and higher share of the premium segment.

Cost of Goods Sold (COGS)

COGS for the Beer Brazil operation totaled R$571.8 million (-0.9%) in 2Q06. COGS per hectoliter dropped 5.1% (2Q06: R$39.43; 2Q05: R$41.5), in view of (i) lower exchange rate implicit in the hedging policy (2Q06: R$2,59/US$; 2Q05: R$2,98/US$); (ii) productivity gains and (iii) dilution of fixed costs due to higher volume; which more than offset (iv) the increase in the price of commodities. Compared to 1Q06, COGS per hectoliter increased 1.8%.

Gross Profit

Gross profit for Beer Brazil reached R$1,428.3 million (+19.0%). Gross margin reached 71.4%, an expansion of 390 basis points.

SG&A

SG&A expenses for Beer Brazil accumulated R$695.9 million (+31.5%).

Depreciation and amortization expenses related to SG&A totaled R$170.1 million (+92,1%). These expenses mostly represent deferred assets amortization generated from the merge of InBev Brasil.

Excluding depreciation and amortization expenses, SG&A expenses went up by 19.3%. Such result is explained by (i) growth of fixed expenses in line with inflation; (ii) higher marketing expenses driven by the World Cup (iii) a 4.4% increase in volume, which generates increments in expenses, such as freight; and (iv) expansion of AmBev’s direct distribution.

EBIT and EBITDA

Beer Brazil’s EBIT reached R$732.4 million (+9.1%). EBIT margin decreased by 120 basis points, reaching 36.6%.

EBITDA for Beer Brazil accumulated R$936.8 million (+17.3%), and EBITDA margin over net revenues stood at 46.8% (+190 basis points).

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE	Brazilian Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	June 30, 2006
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

08.01 – CONSOLIDATED PERFORMANCE OVERVIEW IN THE QUARTER

CSD & Nanc

Net Revenues

CSD & Nanc business segment recorded net revenues of R$400.8 million (+6.7%), boosted by sales volume growth and increasing net revenues per hectoliter.

Sales volumes reached 4.9 million hectoliters (+8.6%), as a result of an increase in the soft drink market coupled with AmBev’s higher average market share (2Q06: 16.8%; 2Q05: 16.4%), according to ACNielsen’s estimate.

Net revenues per hectoliter decreased 1.8% (2Q06: R$82.0; 2Q05: R$83.5), impacted (i) positively by price increases throughout 2005 and 2006; which were more than offset (ii) negatively by a greater mix of multi-servings packages of 2.0 and 2.5 liters (PET).

COGS

COGS for CSD & Nanc reduced 7.2%, reaching R$183.1 million. The result was impacted negatively by (i) increased commodities costs (sugar and aluminum), which was more than offset by (ii) lower implicit US dollar (2Q06: R$2.59/US$; 2Q05: R$2.98/US$); and (iii) increased mix of multi-servings packages of 2.0 and 2.5 liters (PET). Consequently, the Company reached a 14.6% decline in COGS per hectoliter (2Q06: R$37.5; 2Q05:  R$43.9). Compared to 1Q06, COGS per hectoliter decreased 2.8% (1Q06: R$38.6).

Gross Profit

Gross profit in the CSD & Nanc business segment summed R$217.7 million (+22.2%), while the gross margin expanded by 690 basis points, reaching 54.3%.

SG&A

CSD & Nanc operation amounted R$154.6 million (+67.9%) in SG&A expenses.

Depreciation and amortization expenses related to SG&A totaled R$57.2 million (+100.1%). These expenses mostly represent the deferred assets amortization generated by the merge of InBev Brasil.

Excluding depreciation and amortization expenses, SG&A expenses grew 53.4%. This increase is mainly explained by higher sales and marketing expenses in the period, mostly related to the World Cup initiatives. Also contributed to this growth both the increased volumes and fixed costs in line with the inflation.

EBIT and EBITDA

EBIT for CSD & Nanc reached R$63.1 million (-26.7%). EBIT margin decreased by 720 basis points, and stood at 15.7%.

EBITDA for the segment amounted to R$125.7 million (+3.6%), and EBITDA margin reduced by 90 basis points to 31.4%.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE	Brazilian Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	June 30, 2006
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

08.01 – CONSOLIDATED PERFORMANCE OVERVIEW IN THE QUARTER

Malt and By-Products

Net revenues for Malt and By-Products reached R$31.0 million (-31.4%). EBIT and EBITDA were R$14.9 million (-35.4%).

Hispanic Latin America - HILA

HILA operations achieved EBITDA of R$73.2 million (-19.7%), accounting for 4.6% of AmBev’s consolidated EBITDA.

	Quinsa				HILA-ex				Total
HILA Consol. Results
R$ million	2Q06	2Q05	% Chg.		2Q06	2Q05	% Chg.		2Q06	2Q05	% Chg.

Volume (‘000 hl)	5,468	4,690	16.6%		1,739	1,518	14.6%		7,207	6,208	16.1%
Net Revenue	280.8	231.8	21.1%		186.0	177.7	4.7%		466.8	409.5	14.0%
Net Revenue/hl	85.9	89.4	-3.9%		107.0	117.1	-8.7%		93.2	99.7	-6.5%
COGS	(124.8)	(106.0)	17.7%		(112.2)	(96.1)	16.8%		(237.0)	(202.1)	17.3%
COGS/hl	(38.2)	(40.9)	-6.7%		(64.5)	(63.3)	1.9%		(47.3)	(49.2)	-3.8%
Gross Profit	156.0	125.8	24.0%		73.8	81.7	-9.6%		229.8	207.4	10.8%
Gross Margin	55.6%	54.3%	130	bps	39.7%	45.9%	-630	bps	49.2%	50.7%	-140	bps
SG&A excl. deprec. & amort.	(70.5)	(57.7)	22.1%		(108.8)	(78.9)	37.9%		(179.3)	(136.6)	31.2%
SG&A deprec. & amort.	(10.9)	(9.6)	13.7%		(16.1)	(13.6)	18.9%		(27.1)	(23.2)	16.8%
SG&A Total	(81.4)	(67.3)	20.9%		(124.9)	(92.5)	35.1%		(206.3)	(159.8)	29.1%
% of Net Revenue	29.0%	29.0%	-10	bps	67.2%	52.0%	1510	bps	44.2%	39.0%	520	bps
EBIT	74.6	58.4	27.6%		(51.1)	(10.8)	373.4%		23.5	47.6	-50.8%
EBIT Margin	26.6%	25.2%	130	bps	-27.5%	-6.1%	-2140	bps	5.0%	11.6%	-660	bps
EBITDA	100.3	82.8	21.2%		(27.1)	8.3	n.m.		73.2	91.2	-19.7%
EBITDA Margin	35.7%	35.7%		bps	-14.6%	4.7%	n.m.		15.7%	22.3%	-660	bps

Note: volumes refer to total sales volumes, not only our proportional consolidation. However, in order to calculate per hl figures, proportional volumes were used to asure consistency

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE	Brazilian Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	June 30, 2006
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

08.01 – CONSOLIDATED PERFORMANCE OVERVIEW IN THE QUARTER

Quinsa

AmBev’s average stake in Quinsa for the 2Q06 was 59.8% (2Q05: 55.2%), and yielded an EBITDA of R$100.3 million (+21.2%) for the Company.

	Beer				CSD				Total
Quinsa Results
R$ million	2Q06	2Q05	% Chg.		2Q06	2Q05	% Chg.		2Q06	2Q05	% Chg.

Volume (‘000 hl)	3,291	3,020	9.0%		2,177	1,670	30.4%		5,468	4,690	16.6%
Net Revenue	200.2	169.1	18.4%		80.6	62.6	28.6%		280.8	231.8	21.1%
Net Revenue/hl	101.8	101.4	0.4%		61.9	67.9	-8.8%		85.9	89.4	-3.9%
COGS	(70.4)	(62.6)	12.4%		(54.4)	(43.4)	25.4%		(124.8)	(106.0)	17.7%
COGS/hl	(35.8)	(37.5)	-4.6%		(41.8)	(47.0)	-11.1%		(38.2)	(40.9)	-6.7%
Gross Profit	129.8	106.5	21.9%		26.2	19.3	36.0%		156.0	125.8	24.0%
Gross Margin	64.8%	63.0%	190	bps	32.5%	30.7%	180	bps	55.6%	54.3%	130	bps
SG&A excl. deprec. & amort.	(51.3)	(43.3)	18.5%		(19.2)	(14.4)	33.0%		(70.5)	(57.7)	22.1%
SG&A deprec. & amort.	(8.9)	(7.6)	17.3%		(2.0)	(2.0)	0.0%		(10.9)	(9.6)	13.7%
SG&A Total	(60.2)	(50.9)	18.3%		(21.2)	(16.4)	29.0%		(81.4)	(67.3)	20.9%
% of Net Revenue	30.1%	30.1%		bps	26.3%	26.2%	10	bps	29.0%	29.0%	-10	bps
EBIT	69.6	55.6	25.1%		5.0	2.8	76.4%		74.6	58.4	27.6%
EBIT Margin	34.8%	32.9%	190	bps	6.2%	4.5%	170	bps	26.6%	25.2%	130	bps
EBITDA	90.4	75.6	19.6%		10.0	7.3	37.5%		100.3	82.8	21.2%
EBITDA Margin	45.1%	44.7%	50	bps	12.4%	11.6%	80	bps	35.7%	35.7%		bps

Note: volumes refer to total sales volumes, not only our proportional consolidation. However, in order to calculate per hl figures, proportional volumes were used to assure consistency.

Quinsa Beer

Quinsa beer operations recorded a R$90.4 million EBITDA (+19.6%). In US dollars, Quinsa beer operations EBITDA posted an increase of 23.4%.

Quinsa Soft Drinks

Quinsa soft drinks operations reached a R$10.0 million EBITDA (+37.5%). In US dollars, Quinsa soft drink operations EBITDA grew 43.1%.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE	Brazilian Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	June 30, 2006
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

08.01 – CONSOLIDATED PERFORMANCE OVERVIEW IN THE QUARTER

HILA-ex Quinsa

AmBev’s operations in Northern Latin America (HILA-ex) reported a negative EBITDA of R$27.1 million, compared to positive R$8.3 million EBITDA in 2Q05.

	Beer				CSD				Total
HILA-ex Results
R$ million	2Q06	2Q05	% Chg.		2Q06	2Q05	% Chg.		2Q06	2Q05	% Chg.

Volume (‘000 hl)	882	749	17.8%		857	768	11.5%		1,739	1,518	14.6%
Net Revenue	115.6	100.2	15.4%		70.4	77.6	-9.2%		186.0	177.7	4.7%
Net Revenue/hl	131.0	133.7	-2.0%		82.2	100.9	-18.5%		107.0	117.1	-8.7%
COGS	(65.4)	(53.3)	22.6%		(46.8)	(42.7)	9.6%		(112.2)	(96.1)	16.8%
COGS/hl	(74.1)	(71.2)	4.1%		(54.7)	(55.6)	-1.7%		(64.5)	(63.3)	1.9%
Gross Profit	50.2	46.8	7.2%		23.6	34.8	-32.2%		73.8	81.7	-9.6%
Gross Margin	43.5%	46.8%	-330	bps	33.5%	44.9%	-1140	bps	39.7%	45.9%	-630	bps
SG&A excl. deprec. & amort.	(78.9)	(49.7)	59.0%		(29.9)	(29.2)	2.2%		(108.8)	(78.9)	37.9%
SG&A deprec. & amort.	(11.0)	(6.5)	68.3%		(5.2)	(7.1)	-26.7%		(16.1)	(13.6)	18.9%
SG&A Total	(89.9)	(56.2)	60.0%		(35.0)	(36.3)	-3.4%		(124.9)	(92.5)	35.1%
% of Net Revenue	77.8%	56.1%	2170	bps	49.7%	46.8%	300	bps	67.2%	52.0%	1510	bps
EBIT	(39.7)	(9.3)	325.0%		(11.4)	(1.5)	682.7%		(51.1)	(10.8)	373.4%
EBIT Margin	-34.3%	-9.3%	-2500	bps	-16.2%	-1.9%	-1440	bps	-27.5%	-6.1%	-2140	bps
EBITDA	(24.2)	0.7	n.m.		(2.9)	7.7	n.m.		(27.1)	8.3	n.m.
EBITDA Margin	-21.0%	0.7%	n.m.		-4.1%	9.9%	n.m.		-14.6%	4.7%	n.m.

HILA-ex Beer

HILA-ex beer operations recorded a negative EBITDA of R$24.2 million, compared to R$0.7 million EBITDA in 2Q05.

HILA-ex Soft Drinks

HILA-ex soft drinks operations EBITDA was negative at R$2.9 million, compared to R$7.7 million EBITDA in 2Q05.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE	Brazilian Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	June 30, 2006
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

08.01 – CONSOLIDATED PERFORMANCE OVERVIEW IN THE QUARTER

North America

Labatt, AmBev’s operation in North America, had a strong performance in 2Q06, reaching a CAD$435.7 million EBITDA (+13.4%). In Canadian dollars EBITDA recorded CAD$220.6 million (+11.3%).

North America Results
CAD$ million	2Q06	2Q05	% Chg.

Volume (‘000 hl)	3,154	3,095	1.9%
Domestic Volume	2,605	2,530	3.0%
Exports Volume	549	566	-3.0%
Net Revenues	577.3	564.5	2.3%
Net Revenues/hl	183.0	182.4	0.4%
Domestic Net Revenues	546.9	531.3	2.9%
Exports Net Revenues	30.4	33.2	-8.4%
COGS	(173.6)	(185.3)	-6.3%
COGS/hl	(55.0)	(59.9)	-8.1%
Gross Profit	403.8	379.2	6.5%
Gross Margin	69.9%	67.2%	280	bps
SG&A excl. deprec. & amort.	(198.4)	(199.1)	-0.4%
SG&A deprec. & amort.	(12.4)	(8.5)	44.9%
SG&A Total	(210.7)	(207.6)	1.5%
% of Net Revenues	36.5%	36.8%	-30	bps
EBIT	193.0	171.6	12.5%
EBIT Margin	33.4%	30.4%	300	bps
EBITDA	220.6	198.2	11.3%
EBITDA Margin	38.2%	35.1%	310	bps

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE	Brazilian Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	June 30, 2006
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

08.01 – CONSOLIDATED PERFORMANCE OVERVIEW IN THE QUARTER

North America Results
R$ million	2Q06	2Q05	% Chg.

Volume (‘000 hl)	3,154	3,095	1.9%
Domestic Volume	2,605	2,530	3.0%
Exports Volume	549	566	-3.0%
Net Revenues	1,138.5	1,096.5	3.8%
Net Revenues/hl	361.0	354.2	1.9%
COGS	(341.0)	(360.3)	-5.4%
COGS/hl	(108.1)	(116.4)	-7.1%
Gross Profit	797.6	736.2	8.3%
Gross Margin	70.1%	67.1%	290	bps
SG&A excl. deprec. & amort.	(390.9)	(387.1)	1.0%
SG&A deprec. & amort.	(24.0)	(16.6)	44.5%
SG&A Total	(414.9)	(403.7)	2.8%
% of Net Revenues	36.4%	36.8%	-40	bps
EBIT	382.7	332.5	15.1%
EBIT Margin	33.6%	30.3%	330	bps
EBITDA	435.7	384.1	13.4%
EBITDA Margin	38.3%	35.0%	320	bps

For reference purposes, the Canadian dollar quote on June 30, 2006 was R$1.94/CAD$ (June 30, 2005: R$1.92/CAD$). The average quote for 2Q06 was R$1.95/CAD$ (2Q05: R$1.99/CAD$). It is worth pointing out, however, that due to the monthly consolidation of Labatt results, one may not assume that the conversion of Canadian dollar amounts into reais is possible by means of these quotes.

Net Revenues

Net revenues amounted to CAD$577.3 million (+2.3%), boosted by growth in sales volumes in the domestic operation in Canada, 3.0% higher than in 2Q05. This result was a combination of slightly lower market share offset by continued industry growth in the country. As was the case in the last quarters, the Ontario market remains the major challenge Labatt faces in Canada, and consequently the main driver for the market share decline.

Volumes for exports to the US declined 3.0% in the quarter, mostly driven by the continued tough competitive environment in the Northeast region of the US.,

In reais, net revenues went up by 3.8%, reaching R$1,138.5 million.

Net revenues per hectoliter increased 0.4%, reaching CAD183.0. This increase in net revenues per HL was a result of (i) stable domestic revenues per HL (2Q06: CAD$209.9; 2Q05: CAD$210.0); (ii) a 5.5% reduction in revenues per HL of exports to the United States (2Q06: CAD$55.5; 2Q05: CAD$58.7), explained by the continued appreciation of the Canadian dollar against the US dollar; and (iii) higher share of domestic sales in Labatt sales mix (2Q06: 82.6%; 2Q05: 81.7%).

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE	Brazilian Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	June 30, 2006
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

08.01 – CONSOLIDATED PERFORMANCE OVERVIEW IN THE QUARTER

In relation to the Canadian market, the Company highlights that in a region by region basis it actually achieved growth in net revenues per hectoliter, with the exception of Ontario. However, Labatt’s performance in net revenues per hectoliter for total Canada was negatively impacted by the fact that its major source of volume growth was the strong performance in British Columbia and the Provinces in the Prairies, regions where net revenues per hectoliter are actually 14% lower than the national average.

In reais, net revenues per hectoliter went up by 1.9%, reaching R$361.0.

COGS

Labatt’s operation COGS totaled R$341.0 million (-5.4%). The Company reached a 7.1% decline in COGS per hectoliter (2Q06: R$108.1; 2Q05:  R$116.4). When compared to 1Q06, COGS per hectoliter went down by 4.2%.

In Canadian dollars, Labatt’s COGS summed up to CAD$173.6 million (-6.3%). COGS per hectoliter presented reduction of 8.1%, to CAD$55.0. Such reduction is a result of (i) a more efficient footprint, result of two brewery closures in 2005; and (ii) increased manufacturing efficiency, with highlight to continuous enhancements achieved in extract loss, line efficiencies and procurement for cardboard, cans, corn syrup and utilities.

Gross Profit

Labatt gross profit reached R$797.6 million (+8.3%), whereas gross margin increased by 290 basis points, reaching 70.1%. In Canadian dollars, gross profit amounted to CAD$403.8 million (+6.5%).

SG&A

SG&A expenses from Labatt operation summed up to R$414.9 million (+2.8%). In Canadian dollars, SG&A expenses totaled CAD$210.7 million (+1.5%).

Depreciation and amortization expenses related to SG&A totaled R$24.0 million (+44.5%). In Canadian dollars, these expenses reached CAD$12.4 million (+44.9%).  Excluding amortization and depreciation, SG&A expenses reached CAD$198.4 million (-0.4%).

EBIT and EBITDA

Labatt’s EBIT reached R$382.7 million (+15.1%). EBIT margin grew 330 basis points, reaching 33.6%. In Canadian dollars, Labatt’s EBIT reached CAD$193.0 million (+12.5%).

EBITDA for the segment amounted to R$435.7 million (+13.4%), and its margin increased by 320 basis points to 38.3%. In Canadian dollars, Labatt’s EBITDA amounted to CAD$220.6 million (+11.3%).

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE	Brazilian Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	June 30, 2006
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

08.01 – CONSOLIDATED PERFORMANCE OVERVIEW IN THE QUARTER

AMBEV – CONSOLIDATED RESULTS

Consolidated Results: The combination of AmBev’s Brazil, HILA and North America business units comprise our consolidated financial statements.

Net Revenues

AmBev’s net revenues reached R$4,037.1 million (+9.0%). The table below details the net revenues per business unit, as well as respective variation rates.

	2Q06		2Q05

Net Revenues	R$ million	% Total	R$ million	% Total	% Change

Brazil	2,431.8	60.2%	2,198.3	59.3%	10.6%
Beer Brazil	2,000.1	49.5%	1,777.6	48.0%	12.5%
CSD & Nanc Brazil	400.8	9.9%	375.5	10.1%	6.7%
Malt and By-products	31.0	0.8%	45.1	1.2%	-31.4%
HILA	466.8	11.6%	409.5	11.1%	14.0%
Quinsa	280.8	7.0%	231.8	6.3%	21.1%
Beer	200.2	5.0%	169.1	4.6%	18.4%
Soft drinks	80.6	2.0%	62.6	1.7%	28.6%
HILA-ex	186.0	4.6%	177.7	4.8%	4.7%
Beer	115.6	2.9%	100.2	2.7%	15.4%
Soft drinks	70.4	1.7%	77.6	2.1%	-9.2%
North America	1,138.5	28.2%	1,096.5	29.6%	3.8%

Consolidated	4,037.1	100.0%	3,704.3	100.0%	9.0%

Brazil

Brazilian operations accounted for 60.2% of Ambev’s consolidated net revenues, amounting to R$2,431.8 million (+10.6%). The beer operation contributed with R$2,000.1 million (+12.5%), while CSD & Nanc segment reached net revenues of R$400.8 million (+6.7%); malt and by-products sales operation generated net revenues of R$31.0 million (-31.4%).

The beer revenues growth was a result of a 4.4% increase in sales volume and a 7.8% increase in net revenues per hectoliter (HL) (2Q06: R$137.9; 2Q05: R$128.0). The volume growth is a result of market increase and AmBev’s higher share in beer sales (2Q06: 68.8%; 2Q05; 68.2%). The increase in net revenues per hectoliter is explained by (i) the price repositioning implemented by Ambev during December 2005; (ii) higher sales volumes through AmBev’s direct distribution structure; (iii) the ongoing Company’s revenue management initiatives, including the development of the premium segment (Company’s flagship brands in this segment, Bohemia and Original, grew 15.8% and 34.3%, respectively, in 2Q06).

Revenue growth for CSD & Nanc was achieved through an 8.6% increase in sales volume and a 1.8% reduction in net revenue per HL. The volume increase is a consequence of the growth in soft drink market coupled with AmBev’s higher average market share (2Q06: 16.8%; 2Q05: 16.4%) estimated by ACNielsen. Net revenues per hectoliter was impacted (i) positively by price increases throughout 2005 and 2006; which were more than offset (ii) negatively by a greater mix of multi-servings packages of 2.0 and 2.5 liters (PET).

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE	Brazilian Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	June 30, 2006
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

08.01 – CONSOLIDATED PERFORMANCE OVERVIEW IN THE QUARTER

Hispanic Latin America - HILA

Hispanic Latin America division operations, or HILA, accounted for 11.6% of the Company’s consolidated net revenues, amounting to R$466.8 million (+14.0%). AmBev’s average 59.8% stake in Quinsa contributed with R$280.8 million (+21.1%), while the Company’s operations in Northern Latin America (HILA-ex) recorded net revenues of R$186.0 million (+4.7%).

The growth of net revenues generated by AmBev’s stake in Quinsa was achieved through (i) AmBev’s higher stake in Quinsa’s capital (2Q06: 59.8%; 2Q05: 55.2%), and (ii) growth of sales volume (9.0% in beer and 30.4% in soft drinks).

The growth of net revenues generated by AmBev’s operations in Northern Latin America is mostly explained by sales volumes increase, which reached 14.6%. The operations that contributed the most for sales growth were Peru and Dominican Republic, as a result of the beer launch in these two countries, which happened at the second semester of 2005. Dominican Republic CSD volume also presented strong growth.

North America

AmBev’s North America operation through Labatt Brewing Company Limited (Labatt), accounted for 28.2% of the consolidated net revenues, amounting to R$1,138.5 million.

Labatt’s net revenues performance in Canadian dollars resulted in a 2.3% increase. Such increase resulted from sales volume growth of 1.9% and higher revenues per hectoliter, which amounted to CAD$183.0 (+0.4%). This sales growth was a result of a 3.0% increase in the domestic market, while the sales volume exported to the United States fell 3.0%. The 0.4% increase in revenues per HL was a consequence of (i) stable revenues per HL in the domestic market (2Q06: CAD$209.9; 2Q05: CAD$210.0); (ii) a 5.5% drop in revenues per HL of exports to the U.S. (2Q06: CAD$55.5; 2Q05: CAD$58.7), explained by the appreciation of the Canadian dollar against the US dollar; and (iii) an increase of domestic sales in Labatt’s sales mix (2Q06: 82.6%; 2Q05: 81.7%).

COGS

AmBev’s COGS recorded R$1,348.2 million (-0.7%).

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE	Brazilian Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	June 30, 2006
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

08.01 – CONSOLIDATED PERFORMANCE OVERVIEW IN THE QUARTER

	2Q06			2Q05

COGS	R$ million	% Total	Margin	R$ million	% Total	Margin	% Change

Brazil	(770.2)	57.1%	28.8%	(795.8)	58.6%	34.2%	-3.2%
Beer Brazil	(571.8)	42.4%	25.8%	(577.0)	42.5%	30.1%	-0.9%
CSD & Nanc Brazil	(183.1)	13.6%	41.8%	(197.4)	14.5%	50.8%	-7.2%
Malt and By-products	(15.3)	1.1%	103.0%	(21.3)	1.6%	103.5%	-28.1%
HILA	(237.0)	17.6%	41.3%	(202.1)	14.9%	36.8%	17.3%
Quinsa	(124.8)	9.3%	31.4%	(106.0)	7.8%	29.1%	17.7%
Beer	(70.4)	5.2%	24.1%	(62.6)	4.6%	22.3%	12.4%
Soft drinks	(54.4)	4.0%	52.1%	(43.4)	3.2%	51.5%	25.4%
HILA-ex	(112.2)	8.3%	63.5%	(96.1)	7.1%	52.0%	16.8%
Beer	(65.4)	4.8%	64.0%	(53.3)	3.9%	56.5%	22.6%
Soft drinks	(46.8)	3.5%	62.9%	(42.7)	3.1%	47.2%	9.6%
North America	(341.0)	25.3%	47.0%	(360.3)	26.5%	43.9%	-5.4%

Consolidated	(1,348.2)	100.0%	34.0%	(1,358.1)	100.0%	36.8%	-0.7%

Brazil

COGS of operations in Brazil amounted to R$770.2 million (-3.2%), accounting for 57.1% of AmBev’s consolidated COGS. The beer, CSD & Nanc and malt and By-products operations recorded COGS of R$571.8 million (-0.9%); R$183.1 million (-7.2%) and R$15.3 million (-28.1%), respectively.

Beer operation COGS evolution was explained by a 5.1% reduction in COGS per HL (2Q06: R$39.4; 2Q05: R$41.5), more than offsetting the 4.4% volume growth. The reduction in COGS per HL is explained by (i) lower exchange rate implicit in the hedge policy (2Q06: R$2.59/US$; 2Q05: R$2.98/US$); (ii) efficiency gains and (iii) dilution of fixed costs, due to higher volume; which more than offset the increase in commodities. Compared to 1Q06, COGS per hectoliter went up by 1.8%.

The 7.2% drop in CSD & Nanc COGS was a result of a 14.6% COGS per hectoliter decrease (2Q06: R$37.5; 2Q05: R$43.9), which more than offset the 8.6% increase in sales volume. The lower COGS per hectoliter resulted from (i) increased commodities price (sugar and aluminum), which was more than offset by (ii) reduced dollar implicit (2Q06: R$2.59/US$; 2Q05: R$2.98/US$); and (iii) increase in the mix of multi-servings packages of 2.0 and 2.5 liters (PET). As a consequence, the Company reached a 14.6% reduction in COGS per hectoliter (2Q06: R$37.5; 2Q05:  R$43.9). When compared to 1Q06, COGS per hectoliter went down by 2.8% (1Q06: R$38.6).

Hispanic Latin America - HILA

COGS for HILA business unit accounted for 17.6% of consolidated COGS, accumulating R$237.0 million (+17.3%). AmBev’s 59.8% stake in Quinsa recorded COGS of R$124.8 million (+17.7%), while the Company’s operations in HILA-ex recorded R$112.2 million (+16.8%).

The increase in COGS recorded for AmBev’s stake in Quinsa was due to (i) higher AmBev’s stake in Quinsa’s capital; (ii) higher sales volume; (iii) the 3.9% increase of Quinsa’s COGS per hectoliter recorded in US dollars (2Q06: US$17.5; 2Q05: US$16.9), and (iv) the 11.8% depreciation of US dollar against Real (2Q06: R$2.19; 2Q05: R$2.48).

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE	Brazilian Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	June 30, 2006
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

08.01 – CONSOLIDATED PERFORMANCE OVERVIEW IN THE QUARTER

The higher COGS for AmBev’s operations in HILA-ex was a result of sales volume growth and an increase in COGS per HL, as a result of a increase in commodities cost which was partially offset by the Brazilian Real appreciation against the currencies on the countries AmBev operates.

North America

COGS recorded at Labatt accounted for 25.3% of AmBev’s consolidated COGS, amounting to R$341.0 million (-5.4%). In Canadian dollars COGS totaled CAD$173.6 million (-6.3%). This reduction was a result of the 8.1% reduction in COGS per hectoliter (2Q06: CAD$55.0; 2Q05: CAD$59.9; 1Q06: CAD$59.9), more than offsetting the 1.9% increase in sales volumes. Such reduction is a consequence of increased manufacturing efficiency through benchmarking from other AmBev and InBev plants. Across the last months, continuous enhancements were achieved in extract loss, water consumption, packaging and energy usage.

Gross Profit

The following table presents the gross profit breakdown per business unit, as well as the respective margins and variation rates. We point out the 330 basis points increase obtained in the consolidated contribution margin, reaching 66.6%.

	2Q06			2Q05

Gross Profit	R$ million	% Total	Margin	R$ million	% Total	Margin	% Change

Brazil	1,661.6	61.8%	68.3%	1,402.6	59.8%	63.8%	18.5%
Beer Brazil	1,428.3	53.1%	71.4%	1,200.6	51.2%	67.5%	19.0%
CSD & Nanc Brazil	217.7	8.1%	54.3%	178.1	7.6%	47.4%	22.2%
Malt and By-products	15.6	0.6%	50.5%	23.8	1.0%	52.7%	-34.4%
HILA	229.8	8.5%	49.2%	207.4	8.8%	50.7%	10.8%
Quinsa	156.0	5.8%	55.6%	125.8	5.4%	54.3%	24.0%
Beer	129.8	4.8%	64.8%	106.5	4.5%	63.0%	21.9%
Soft drinks	26.2	1.0%	32.5%	19.3	0.8%	30.7%	36.0%
HILA-ex	73.8	2.7%	39.7%	81.7	3.5%	45.9%	-9.6%
Beer	50.2	1.9%	43.5%	46.8	2.0%	46.8%	7.2%
Soft drinks	23.6	0.9%	33.5%	34.8	1.5%	44.9%	-32.2%
North America	797.6	29.7%	70.1%	736.2	31.4%	67.1%	8.3%

Consolidated	2,688.9	100.0%	66.6%	2,346.2	100.0%	63.3%	14.6%

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE	Brazilian Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	June 30, 2006
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

08.01 – CONSOLIDATED PERFORMANCE OVERVIEW IN THE QUARTER

SG&A

AmBev’s SG&A expenses totaled R$1,472.4 million (+24.2%).

	2Q06			2Q05

SG&A	R$ million	% Total	Margin	R$ million	% Total	Margin	% Change

Brazil	(851.2)	57.8%	31.9%	(622.0)	52.5%	26.8%	36.8%
Beer Brazil	(695.9)	47.3%	31.4%	(529.2)	44.6%	27.6%	31.5%
CSD & Nanc Brazil	(154.6)	10.5%	35.3%	(92.0)	7.8%	23.7%	67.9%
Malt and By-products	(0.8)	0.1%	5.1%	(0.8)	0.1%	3.9%	-5.6%
HILA	(206.3)	14.0%	36.0%	(159.8)	13.5%	29.1%	29.1%
Quinsa	(81.4)	5.5%	20.5%	(67.3)	5.7%	18.4%	20.9%
Beer	(60.2)	4.1%	20.6%	(50.9)	4.3%	18.1%	18.3%
Soft drinks	(21.2)	1.4%	20.3%	(16.4)	1.4%	19.5%	29.0%
HILA-ex	(124.9)	8.5%	70.7%	(92.5)	7.8%	50.0%	35.1%
Beer	(89.9)	6.1%	88.0%	(56.2)	4.7%	59.5%	60.0%
Soft drinks	(35.0)	2.4%	47.0%	(36.3)	3.1%	40.1%	-3.4%
North America	(414.9)	28.2%	57.2%	(403.7)	34.1%	49.1%	2.8%

Consolidated	(1,472.4)	100.0%	37.1%	(1,185.5)	100.0%	32.1%	24.2%

Brazil

SG&A expenses of operations in Brazil amounted to R$851.2 million (+36,8%), accounting for 57.8% of AmBev’s consolidated SG&A expenses. The beer operation accumulated SG&A expenses of R$695.9 million (+31.5%), CSD & Nanc segment, R$154.6 million (+67.9%), and malt and by-products operation, R$0.8 million (-5.6%).

The increased SG&A expenses are mostly due to the amortization of deferred assets generated by the merger of InBev Brasil. Excluding the depreciation and amortization expenses, SG&A climbed 23.6%, in view of (i) growth of fixed expenses in line with inflation; (ii) higher marketing expenses driven by the World Cup (iii) a 5.5% increase in volume, which generates increments in expenses, such as freight; and (iv) expansion of AmBev’s direct distribution.

Hispanic Latin America - HILA

SG&A expenses of HILA business unit accounted for 14.0% of consolidated SG&A expenses, accumulating R$206.3 million (+29.1%). AmBev’s 59.8% average stake in Quinsa recorded SG&A expenses of R$81.4 million (+20.9%), while the Company’s operations in Northern Latin America recorded R$124.9 million (+35.1%).

The increased SG&A expenses recorded on account of AmBev’s stake in Quinsa was a result of the combination of (i) AmBev’s higher stake in Quinsa’s capital; (ii) higher volumes in Beer and Soft Drinks; and (iii) the 11.8% depreciation of US dollar against real.

Increased SG&A expenses of AmBev’s operations in Northern Latin America were mainly derived from higher expenses in Beer operations in Dominican Republic and Peru, which started in the second semester of 2005.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE	Brazilian Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	June 30, 2006
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

08.01 – CONSOLIDATED PERFORMANCE OVERVIEW IN THE QUARTER

North America

SG&A recorded in Labatt accounted for 28.2% of AmBev’s consolidated SG&A, amounting to R$414.9 million.

Labatt’s SG&A expenses evolution led to an increase of 1.5% in Canadian dollars (2Q06: CAD$210.7 million; 2Q05: CAD$207.6 million). Excluding the depreciation and amortization, SG&A expenses decreased 0.4% (2Q06: CAD$198.4 million; 2Q05: CAD$199.1 million). This is a result of the ZBB (Zero Base Budget) application in Labatt’s administrative costs.

EBIT and EBITDA

The tables below present EBIT and EBITDA breakdown per business unit, as well as the respective margins and variation rates. We point out the 100 basis points increase in the consolidated EBITDA margin.

	2Q06			2Q05

EBIT	R$ million	% Total	Margin	R$ million	% Total	Margin	% Change

Brazil	810.4	66.6%	33.3%	780.5	67.3%	35.5%	3.8%
Beer Brazil	732.4	60.2%	36.6%	671.5	57.9%	37.8%	9.1%
CSD & Nanc Brazil	63.1	5.2%	15.7%	86.1	7.4%	22.9%	-26.7%
Malt and By-products	14.9	1.2%	48.0%	23.0	2.0%	50.9%	-35.4%
HILA	23.5	1.9%	5.0%	47.6	4.1%	11.6%	-50.8%
Quinsa	74.6	6.1%	26.6%	58.4	5.0%	25.2%	27.6%
Beer	69.6	5.7%	34.8%	55.6	4.8%	32.9%	25.1%
Soft drinks	5.0	0.4%	6.2%	2.8	0.2%	4.5%	76.4%
HILA-ex	(51.1)	-4.2%	-27.5%	(10.8)	-0.9%	-6.1%	373.4%
Beer	(39.7)	-3.3%	-34.3%	(9.3)	-0.8%	-9.3%	325.0%
Soft drinks	(11.4)	-0.9%	-16.2%	(1.5)	-0.1%	-1.9%	682.7%
North America	382.7	31.5%	33.6%	332.5	28.6%	30.3%	15.1%

Consolidated	1,216.6	100.0%	30.1%	1,160.7	100.0%	31.3%	4.8%

	2Q06			2Q05

EBITDA	R$ million	% Total	Margin	R$ million	% Total	Margin	% Change

Brazil	1,077.4	67.9%	44.3%	942.9	66.5%	42.9%	14.3%
Beer Brazil	936.8	59.1%	46.8%	798.6	56.3%	44.9%	17.3%
CSD & Nanc Brazil	125.7	7.9%	31.4%	121.3	8.6%	32.3%	3.6%
Malt and By-products	14.9	0.9%	48.0%	23.0	1.6%	50.9%	-35.4%
HILA	73.2	4.6%	15.7%	91.2	6.4%	22.3%	-19.7%
Quinsa	100.3	6.3%	35.7%	82.8	5.8%	35.7%	21.2%
Beer	90.4	5.7%	45.1%	75.6	5.3%	44.7%	19.6%
Soft drinks	10.0	0.6%	12.4%	7.3	0.5%	11.6%	37.5%
HILA-ex	(27.1)	-1.7%	-14.6%	8.3	0.6%	4.7%	n.m.
Beer	(24.2)	-1.5%	-21.0%	0.7	0.0%	0.7%	n.m.
Soft drinks	(2.9)	-0.2%	-4.1%	7.7	0.5%	9.9%	n.m.
North America	435.7	27.5%	38.3%	384.1	27.1%	35.0%	13.4%

Consolidated	1,586.3	100.0%	39.3%	1,418.2	100.0%	38.3%	11.9%

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE	Brazilian Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	June 30, 2006
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

08.01 – CONSOLIDATED PERFORMANCE OVERVIEW IN THE QUARTER

Provisions for Contingencies

The provisions for contingencies showed a reversion of R$ 47.1 million. Main entry composing such amount is a reversion of provision of R$ 44.6 million related to revenue taxes (PIS and COFINS).

Other Operating Income/Expenses

The net result of other operating income/expenses was a R$243.3 million loss. The main entries comprising this total were the following:

-	Goodwill amortization generated in Labatt Brewing Company Limited transaction, recording R$242.4 million.

-	Goodwill amortization related to transactions in Latin America (including Brazil): R$52.5 million.

-	Loss in exchange rate variation on investments abroad: R$37.5 million

-	Extemporaneous PIS/Cofins credit: R$19.1 million

-	Negative goodwill on tax incentive credit: R$23.6 million

-	Gains due to equity addition, related to tax incentives in Brazil: R$35.7 million.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITRs TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	Brazilian Corporate Law June 30, 2006

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

08.01 – CONSOLIDATED PERFORMANCE OVERVIEW IN THE QUARTER

Financial Result

Financial result was a R$340.3 million loss. The table below shows the breakdown of the main lines composing this amount:

Breakdown of Net Financial Result R$ million	2Q06	2Q05

Financial income
Financial income on cash and cash equivalents	38.1	19.9
Foreign exchange gains (losses) on assets	(0.9)	(30.1)
Interest income on stock ownership plan	2.1	3.0
Interest on taxes, contributions and judicial deposits	5.9	(1.4)
Other	6.7	6.7

Total	52.0	(1.9)
Financial expense
Interest expense on local currency debt	20.1	33.4
Interest and Foreign Exchange gains (losses) on intercompany loans	1.8	2.2
Interest expense on foreign currency debt	120.5	129.6
Foreign exchange gains (losses) on debt	1.5	(366.0)
Net losses from derivative instruments	185.5	385.2
Taxes on financial transactions	26.7	32.1
Interest on contingencies and other	21.8	18.2
Other	14.4	14.4

Total	392.4	249.1
Net Financial Result	(340.3)	(251.0)

In order to provide a better presentation of selected figures and transactions in its consolidated financial reports, as well as maintain the comparability among periods, AmBev proceeded with the following reclassifications: (i) between Financial Income and Financial Expense, without changing the Net Financial Result; (ii) result of income tax and social contribution hedge, achieved in the 2Q06, from Net Financial Result to Income Tax and Social Contribution for the quarter ended in June 30, 2006.

The company emphasizes that, according to the accounting practices adopted in Brazil, the liabilities referring to swaps and derivatives operations shall be recorded in accrual basis; assets referring to the same types of operations shall be recorded in the lowest value between the market value and accrual basis.

The Company’s total debt increased R$118.5 million when compared to 1Q06, while its cash and cash & equivalents went up by R$231.0 million. Therefore, a R$112.4 million decrease in AmBev’s net debt was recorded. The Company estimates that the ratio between its net debt and EBITDA accumulated over the past 12 months stood at 0.8x.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITRs TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	Brazilian Corporate Law June 30, 2006

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

08.01 – CONSOLIDATED PERFORMANCE OVERVIEW IN THE QUARTER

The table below details AmBev’s consolidated debt profile:

Debt Breakdown R$ million	2Q06 Short Term	2Q06 Long Term	2Q06 Total

Local Currency	296.3	1,145.2	1,441.5
Foreign Currency	534.5	4,856.6	5,391.0

Consolidated Debt	830.7	6,001.8	6,832.5
Cash and Equivalents			1,581.0
Net Debt			5,251.5

Non-Operating Income and Expenses

The net result from non-operating income and expenses was a R$21.3 million loss. This result is mainly explained by the R$14.4 million provision for the necessary restructuring linked to the creation of the Shared Services Center in our operations in North America.

Income Tax and Social Contribution

Provision for income tax and social contribution stood at R$139.0 million, which represents an effective rate of 23.0%. The table below presents the reconciliation for income tax and social contribution provision.

Income Tax and Social Contribution R$ million	2Q06

Net income before taxes and profit sharing	659.0
Provision for Profit Sharing & Bonuses	(54.7)
Net income before income tax, social contribution and minorities	604.4
Income tax and social contribution at nominal tax rate (34%)	(205.5)
Adjustments to effective rate:
Interest on own capital	84.1
Income from foreign non-taxable subsidiaries	(3.8)
Equity gains from subsidiaries	13.5
Amortization of non-deductible goodwill	(82.5)
Reversal of Amortization of Provision for non-taxable Goodwill realization	57.9
Permanent additions/reductions and other	(24.5)
Income Tax and Social Contribution Exchange Rate hedge	87.0
Tax Retention	(47.0)
Exchange variations over investments	(18.2)
Total income taxes and social contribution	(139.0)
Effective income tax and social contribution rate	23.0%

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITRs TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	Brazilian Corporate Law June 30, 2006

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

08.01 – CONSOLIDATED PERFORMANCE OVERVIEW IN THE QUARTER

In order to provide a better presentation of selected figures and transactions in its consolidated financial reports, as well as maintain the comparability among periods, AmBev proceeded with the following reclassification: result of income tax and social contribution hedge, achieved in the 2Q06, from Net Financial Result to Income Tax and Social Contribution for the quarter ended in June 30, 2006. The Income Tax and Social Contribution Exchange Rate Hedge correspond to the hedge of the fiscal effect on the exchange rate variation effect due to the AmBev’s corporate structure abroad. The total amount protected as of 30 June, 2006 totaled US$ 464.3 million and the gain of such protection for the period was R$ 87.0 million.

Profit Sharing and Contributions

AmBev has provisioned R$54.7 million for the payment of employee profit sharing. The payment of bonus, however, will only occur should the Company achieve its corporate goals in 2006.

Minority Interest

Minority interests in AmBev’s subsidiaries summed up a loss of R$17.9 million.

Net Income

AmBev posted net income of R$483.3 million (+58.3%). Net earnings per thousand shares stood at R$7.44, up by 59.9%. AmBev’s operating income presented significant growth, which reflected in an EBITDA per thousand shares increase of 12.9%, which reached R$24.41.

Shareholding Structure

The table below shows AmBev’s shareholding structure breakdown on June 30, 2006.

AmBev Shareholding Structure
June 30rd, 2006

	ON	% Outs	PN	% Outs	Total	% Outs

Interbrew International B.V.	25,162,442,593	72.94%	11,825,024,763	38.78%	36,987,467,356	56.92%
FAHZ	5,349,312,173	15.51%	103,202,513	0.34%	5,452,514,686	8.39%
Market	3,985,458,753	11.55%	18,561,389,688	60.88%	22,546,848,441	34.69%

Outstanding	34,497,213,519	100.00%	30,489,616,964	100.00%	64,986,830,483	100.00%
Treasury	13,724,472		892,309,490		906,033,962
TOTAL	34,510,937,991		31,381,926,454		65,892,864,445

Free float bovespa	3,290,751,653	9.54%	11,737,786,288	38.50%	14,968,794,941	23.03%
Free float NYSE	694,707,100	2.01%	6,823,603,400	22.38%	7,578,053,500	11.66%

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITRs TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	Brazilian Corporate Law June 30, 2006

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

08.01 – CONSOLIDATED PERFORMANCE OVERVIEW IN THE QUARTER

2Q06 RESULTS CONFERENCE CALL

Speakers	Luiz Fernando Edmond
Latin America General Officer
Miguel Patrício
North America General Officer
João Castro Neves
CFO and Investor Relations Officer
Carlos Lisboa
Marketing Executive Officer

Language	English

Date	August 15, 2006 (Tuesday)

Time	11:00 AM (Brasília time)
10:00 AM (EST)

Phone numbers	Participants	(+1) 973-935-8893

Code	7706472
Please call 15 minutes prior to the beginning of the conference call.

The conference call will be transmitted live through the Internet on the website www.ambev-ir.com.
The conference call replay will be available on AmBev’s website around two hours after the conclusion.

For additional information, please contact the Investor Relations Department:

Fernando Tennenbaum	Isabella Amui

(5511) 2122-1415	(5511) 2122-1414
ri@ambev.com.br	acica@ambev.com.br

WWW.AMBEV-IR.COM

Statements contained in this press release may contain information which is forward-looking and reflects management’s current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev’s performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica - CADE) are forward-looking statements within the meaning of the U.S Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITRs TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	Brazilian Corporate Law June 30, 2006

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

08.01 – CONSOLIDATED PERFORMANCE OVERVIEW IN THE QUARTER

AmBev - Segment Financial Information

	AmBev Brazil

	Beer Brazil			CSD & NANC Brazil

	2Q06	2Q05%		2Q06	2Q05%

Volumes (000 hl)	14,503	13,889	4.4%	4,889	4,500	8.6%
R$ million
Net Sales	2,000.1	1,777.6	12.5%	400.8	375.5	6.7%
COGS	(571.8)	(577.0)	-0.9%	(183.1)	(197.4)	-7.2%
Gross Profit	1,428.3	1,200.6	19.0%	217.7	178.1	22.2%
SG&A	(695.9)	(529.2)	31.5%	(154.6)	(92.0)	67.9%
EBIT	732.4	671.5	9.1%	63.1	86.1	-26.7%
Depr. & Amort.	(204.4)	(127.1)	60.8%	(62.6)	(35.3)	77.4%
EBITDA	936.8	798.6	17.3%	125.7	121.3	3.6%
% of Total EBITDA	59.1%	56.3%		7.9%	8.6%
% of Net Sales
Net Sales	100.0%	100.0%		100.0%	100.0%
COGS	-28.6%	-32.5%		-45.7%	-52.6%
Gross Profit	71.4%	67.5%		54.3%	47.4%
SG&A	-34.8%	-29.8%		-38.6%	-24.5%
EBIT	36.6%	37.8%		15.7%	22.9%
Depr. & Amort.	-10.2%	-7.1%		-15.6%	-9.4%
EBITDA	46.8%	44.9%		31.4%	32.3%
Per Hectoliter (R$/hl)
Net Sales	137.9	128.0	7.8%	82.0	83.5	-1.8%
COGS	(39.4)	(41.5)	-5.1%	(37.5)	(43.9)	-14.6%
Gross Profit	98.5	86.4	13.9%	44.5	39.6	12.5%
SG&A	(48.0)	(38.1)	25.9%	(31.6)	(20.5)	54.6%
EBIT	50.5	48.3	4.5%	12.9	19.1	-32.5%
Depr. & Amort.	(14.1)	(9.1)	54.0%	(12.8)	(7.8)	63.3%
EBITDA	64.6	57.5	12.3%	25.7	27.0	-4.6%

	AmBev Brazil

	Other Products			Total AmBev Brazil (1)

	2Q06	2Q05%		2Q06	2Q05%

Volumes (000 hl)				19,392	18,389	5.5%
R$ million
Net Sales	31.0	45.1	-31.4%	2,431.8	2,198.3	10.6%
COGS	(15.3)	(21.3)	-28.1%	(770.2)	(795.8)	-3.2%
Gross Profit	15.6	23.8	-34.4%	1,661.6	1,402.6	18.5%
SG&A	(0.8)	(0.8)	-5.6%	(851.2)	(622.0)	36.8%
EBIT	14.9	23.0	-35.4%	810.4	780.5	3.8%
Depr. & Amort.	0.0	0.0	n.m.	(267.0)	(162.4)	64.4%
EBITDA	14.9	23.0	-35.4%	1,077.4	942.9	14.3%
% of Total EBITDA	0.9%	1.6%		67.9%	66.5%
% of Net Sales
Net Sales	100.0%	100.0%		100.0%	100.0%
COGS	-49.5%	-47.3%		-31.7%	-36.2%
Gross Profit	50.5%	52.7%		68.3%	63.8%
SG&A	-2.5%	-1.8%		-35.0%	-28.3%
EBIT	48.0%	50.9%		33.3%	35.5%
Depr. & Amort.	0.0%	0.0%		-11.0%	-7.4%
EBITDA	48.0%	50.9%		44.3%	42.9%
Per Hectoliter (R$/hl)
Net Sales				125.4	119.5	4.9%
COGS				(39.7)	(43.3)	-8.2%
Gross Profit				85.7	76.3	12.3%
SG&A				(43.9)	(33.8)	29.8%
EBIT				41.8	42.4	-1.5%
Depr. & Amort.				(13.8)	(8.8)	55.9%
EBITDA				55.6	51.3	8.4%

	HILA Operations (2)			North America Operations (3)			AmBev Consolidated (4)

	2Q06	2Q05%		2Q06	2Q05%		2Q06	2Q05%

Volumes (000 hl)	7,207	6,208	16.1%	3,154	3,095	1.9%	29,752	27,692	7.4%
R$ million
Net Sales	466.8	409.5	14.0%	1,138.5	1,096.5	3.8%	4,037.1	3,704.3	9.0%
COGS	(237.0)	(202.1)	17.3%	(341.0)	(360.3)	-5.4%	(1,348.2)	(1,358.1)	-0.7%
Gross Profit	229.8	207.4	10.8%	797.6	736.2	8.3%	2,688.9	2,346.2	14.6%
SG&A	(206.3)	(159.8)	29.1%	(414.9)	(403.7)	2.8%	(1,472.4)	(1,185.5)	24.2%
EBIT	23.5	47.6	-50.8%	382.7	332.5	15.1%	1,216.6	1,160.7	4.8%
Depr. & Amort.	(49.7)	(43.5)	14.3%	(53.0)	(51.7)	2.6%	(369.7)	(257.6)	43.6%
EBITDA	73.2	91.2	-19.7%	435.7	384.1	13.4%	1,586.3	1,418.2	11.9%
% of Total EBITDA	4.6%	6.4%		27.5%	27.1%		100.0%	100.0%
% of Net Sales
Net Sales	100.0%	100.0%		100.0%	100.0%		100.0%	100.0%
COGS	-50.8%	-49.3%		-29.9%	-32.9%		-33.4%	-36.7%
Gross Profit	49.2%	50.7%		70.1%	67.1%		66.6%	63.3%
SG&A	-44.2%	-39.0%		-36.4%	-36.8%		-36.5%	-32.0%
EBIT	5.0%	11.6%		33.6%	30.3%		30.1%	31.3%
Depr. & Amort.	-10.7%	-10.6%		-4.7%	-4.7%		-9.2%	-7.0%
EBITDA	15.7%	22.3%		38.3%	35.0%		39.3%	38.3%
Per Hectoliter (R$/hl)
Net Sales	93.2	99.7	-6.5%	361.0	354.2	1.9%	146.5	144.7	1.2%
COGS	(47.3)	(49.2)	-3.8%	(108.1)	(116.4)	-7.1%	(48.9)	(53.1)	-7.8%
Gross Profit	45.9	50.5	-9.1%	252.9	237.8	6.3%	97.6	91.7	6.5%
SG&A	(41.2)	(38.9)	6.0%	(131.5)	(130.4)	0.8%	(53.4)	(46.3)	15.4%
EBIT	4.7	11.6	-59.6%	121.3	107.4	13.0%	44.2	45.3	-2.6%
Depr. & Amort.	(9.9)	(10.6)	-6.2%	(16.8)	(16.7)	0.7%	(13.4)	(10.1)	33.4%
EBITDA	14.6	22.2	-34.1%	138.2	124.1	11.3%	57.6	55.4	3.9%

Note: volumes shown above refer to total sales volumes, not only our proportional consolidation. However, in order to calculate per HL figures, proportional volumes were used in order to assure consistency.

(1)	Figures for AmBev Brazil consist of Brazilian Beer, CSD & Nanc and Others segments.
(2)	Figures for HILA Operations (Hispanic Latin America) are based on a proportional consolidation of Quinsa operations plus Venezuela, Guatemala, Dominican Republic, Peru and Ecuador.
(3)	Figures for North America Operations consist of Labatt (Canada).
(4)	Figures for AmBev Consolidated consist of AmBev Brazil + HILA + North America.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITRs TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	Brazilian Corporate Law June 30, 2006

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

08.01 – CONSOLIDATED PERFORMANCE OVERVIEW IN THE QUARTER

AmBev - Segment Financial Information

	AmBev Brazil

	Beer Brazil			CSD & NANC Brazil

	1H06	1H05%		1H06	1H05%

Volumes (000 hl)	30,616	28,794	6.3%	10,236	9,255	10.6%
R$ million
Net Sales	4,217.3	3,693.0	14.2%	839.1	764.0	9.8%
COGS	(1,196.1)	(1,178.0)	1.5%	(389.3)	(406.7)	-4.3%
Gross Profit	3,021.3	2,515.0	20.1%	449.8	357.2	25.9%
SG&A	(1,331.5)	(1,037.9)	28.3%	(273.1)	(183.2)	49.1%
EBIT	1,689.7	1,477.1	14.4%	176.7	174.1	1.5%
Depr. & Amort.	(413.2)	(250.5)	64.9%	(126.1)	(69.3)	82.0%
EBITDA	2,102.9	1,727.7	21.7%	302.8	243.4	24.4%
% of Total EBITDA	63.8%	60.2%		9.2%	8.5%
% of Net Sales
Net Sales	100.0%	100.0%		100.0%	100.0%
COGS	-28.4%	-31.9%		-46.4%	-53.2%
Gross Profit	71.6%	68.1%		53.6%	46.8%
SG&A	-31.6%	-28.1%		-32.5%	-24.0%
EBIT	40.1%	40.0%		21.1%	22.8%
Depr. & Amort.	-9.8%	-6.8%		-15.0%	-9.1%
EBITDA	49.9%	46.8%		36.1%	31.9%
Per Hectoliter (R$/hl)
Net Sales	137.7	128.3	7.4%	82.0	82.5	-0.7%
COGS	(39.1)	(40.9)	-4.5%	(38.0)	(43.9)	-13.5%
Gross Profit	98.7	87.3	13.0%	43.9	38.6	13.8%
SG&A	(43.5)	(36.0)	20.7%	(26.7)	(19.8)	34.8%
EBIT	55.2	51.3	7.6%	17.3	18.8	-8.2%
Depr. & Amort.	(13.5)	(8.7)	55.1%	(12.3)	(7.5)	64.5%
EBITDA	68.7	60.0	14.5%	29.6	26.3	12.5%

	AmBev Brazil

	Malt and By-products			Total AmBev Brazil (1)

	1H06	1H05%		1H06	1H05%

Volumes (000 hl)				40,852	38,049	7.4%
R$ million
Net Sales	45.8	65.7	-30.3%	5,102.3	4,522.7	12.8%
COGS	(15.0)	(26.3)	-43.1%	(1,600.3)	(1,611.0)	-0.7%
Gross Profit	30.9	39.4	-21.7%	3,501.9	2,911.7	20.3%
SG&A	(1.7)	(1.6)	6.8%	(1,606.3)	(1,222.7)	31.4%
EBIT	29.1	37.8	-23.0%	1,895.6	1,689.0	12.2%
Depr. & Amort.	0.0	0.0	n.m.	(539.3)	(319.9)	68.6%
EBITDA	29.1	37.8	-23.0%	2,434.8	2,008.8	21.2%
% of Total EBITDA	0.9%	1.3%		73.9%	70.0%
% of Net Sales
Net Sales	100.0%	100.0%		100.0%	100.0%
COGS	-32.7%	-40.0%		-31.4%	-35.6%
Gross Profit	67.3%	60.0%		68.6%	64.4%
SG&A	-3.8%	-2.5%		-31.5%	-27.0%
EBIT	63.5%	57.5%		37.2%	37.3%
Depr. & Amort.	0.0%	0.0%		-10.6%	-7.1%
EBITDA	63.5%	57.5%		47.7%	44.4%
Per Hectoliter (R$/hl)
Net Sales				124.9	118.9	5.1%
COGS				(39.2)	(42.3)	-7.5%
Gross Profit				85.7	76.5	12.0%
SG&A				(39.3)	(32.1)	22.4%
EBIT				46.4	44.4	4.5%
Depr. & Amort.				(13.2)	(8.4)	57.0%
EBITDA				59.6	52.8	12.9%

	HILA Operations (2)			North America Operations (3)			AmBev Consolidated (4)

	1H06	1H05%		1H06	1H05%		1H06	1H05%

Volumes (000 hl)	16,619	14,574	14.0%	5,246	5,137	2.1%	62,718	57,760	8.6%
R$ million
Net Sales	1,040.4	959.2	8.5%	1,864.2	1,918.0	-2.8%	8,006.9	7,399.9	8.2%
COGS	(495.7)	(440.6)	12.5%	(577.2)	(651.7)	-11.4%	(2,673.2)	(2,703.4)	-1.1%
Gross Profit	544.8	518.6	5.0%	1,287.0	1,266.2	1.6%	5,333.7	4,696.5	13.6%
SG&A	(420.2)	(342.6)	22.6%	(756.0)	(785.2)	-3.7%	(2,782.5)	(2,350.5)	18.4%
EBIT	124.6	176.0	-29.2%	531.0	481.0	10.4%	2,551.2	2,346.0	8.7%
Depr. & Amort.	(99.1)	(93.8)	5.7%	(105.8)	(110.3)	-4.1%	(744.1)	(523.9)	42.0%
EBITDA	223.7	269.8	-17.1%	636.8	591.2	7.7%	3,295.3	2,869.8	14.8%
% of Total EBITDA	6.8%	9.4%		19.3%	20.6%		100.0%	100.0%
% of Net Sales
Net Sales	100.0%	100.0%		100.0%	100.0%		100.0%	100.0%
COGS	-47.6%	-45.9%		-31.0%	-34.0%		-33.4%	-36.5%
Gross Profit	52.4%	54.1%		69.0%	66.0%		66.6%	63.5%
SG&A	-40.4%	-35.7%		-40.6%	-40.9%		-34.8%	-31.8%
EBIT	12.0%	18.4%		28.5%	25.1%		31.9%	31.7%
Depr. & Amort.	-9.5%	-9.8%		-5.7%	-5.7%		-9.3%	-7.1%
EBITDA	21.5%	28.1%		34.2%	30.8%		41.2%	38.8%
Per Hectoliter (R$/hl)
Net Sales	92.0	102.3	-10.1%	355.3	373.4	-4.8%	144.3	140.8	2.5%
COGS	(43.8)	(47.0)	-6.7%	(110.0)	(126.9)	-13.3%	(48.2)	(51.4)	-6.3%
Gross Profit	48.2	55.3	-12.9%	245.3	246.5	-0.5%	96.1	89.4	7.6%
SG&A	(37.2)	(36.5)	1.7%	(144.1)	(152.9)	-5.7%	(50.2)	(44.7)	12.2%
EBIT	11.0	18.8	-41.3%	101.2	93.6	8.1%	46.0	44.6	3.0%
Depr. & Amort.	(8.8)	(10.0)	-12.4%	(20.2)	(21.5)	-6.1%	(13.4)	(10.0)	34.6%
EBITDA	19.8	28.8	-31.3%	121.4	115.1	5.5%	59.4	54.6	8.8%

Note: volumes shown above refer to total sales volumes, not only our proportional consolidation. However, in order to calculate per HL figures, proportional volumes were used in order to assure consistency.

(1)	Figures for AmBev Brazil consist of Brazilian Beer, CSD & Nanc and Malt and By-products segments.
(2)	Figures for HILA Operations (Hispanic Latin America) are based on a proportional consolidation of Quinsa operations plus Venezuela, Guatemala, Dominican Republic, Peru and Ecuador.
(3)	Figures for North America Operations consist of Labatt (Canada), consolidated starting August 27th, 2004.
(4)	Figures for AmBev Consolidated consist of AmBev Brazil + HILA + North America.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITRs TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	Brazilian Corporate Law June 30, 2006

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

08.01 – CONSOLIDATED PERFORMANCE OVERVIEW IN THE QUARTER

CONSOLIDATED INCOME STATEMENT

	AmBev Consolidated
Corporate Law R$ million
	2Q06	2Q05%

Net Sales	4,037.1	3,704.3	9.0%
Cost of Goods Sold	(1,348.2)	(1,358.1)	-0.7%
Gross Profit	2,688.9	2,346.2	14.6%
Gross Margin (%)	66.6%	63.3%
Selling and Marketing Expenses	(1,006.2)	(820.6)	22.6%
% of sales	24.9%	22.2%
General & Administrative	(187.9)	(208.0)	-9.7%
% of sales	4.7%	5.6%
Depreciation & Amortization	(278.3)	(156.9)	77.4%
Total SG&A	(1,472.4)	(1,185.5)	24.2%
% of sales	36.5%	32.0%
EBIT	1,216.6	1,160.7	4.8%
% of sales	30.1%	31.3%
Provisions, Net	47.1	4.3	1003.6%
Other Operating (Expense)	(243.3)	(182.0)	33.7%
Equity Income	0.3	0.4	-33.0%
Interest Expense	(392.4)	(249.1)	57.5%
Interest Income	52.0	(1.9)	n.m.
Net Interest Income (Expense)	(340.3)	(251.0)	35.6%
Non-Operating Income (Expense)	(21.3)	9.5	n.m.
Income Before Taxes	659.0	741.8	-11.2%
Provision for Income Tax/Social Contrib.	(139.0)	(410.1)	-66.1%
Provision for Profit Sharing & Bonuses	(54.7)	(26.5)	106.5%
Minority Interest	17.9	(0.1)	n.m.
Net Income	483.3	305.2	58.3%
% of sales	12.0%	8.2%
Depreciation and Amortization	369.7	257.6	43.6%
EBITDA	1,586.3	1,418.2	11.9%
% of sales	39.3%	38.3%

Notes:

Figures for AmBev Brazil consist of Brazilian Beer, CSD & Nanc and Others segments.

Figures for AmBev Consolidated consist of AmBev Brazil + HILA + North America.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITRs TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	Brazilian Corporate Law June 30, 2006

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

08.01 – CONSOLIDATED PERFORMANCE OVERVIEW IN THE QUARTER

CONSOLIDATED BALANCE SHEET

	AmBev Consolidated
Corporate Law R$ 000
	Jun 2006	Mar 2006

ASSETS
Cash	1,101,216	893,361
Marketable Securities	479,810	456,697
Accounts Receivable	977,574	729,909
Inventory	1,141,607	1,160,429
Recoverable Taxes	646,398	580,809
Other	670,663	753,343

Total Current Assets	5,017,268	4,574,548
Recoverable Taxes	1,944,023	2,020,374
Receivable from Employees/Financed Shares	79,222	74,754
Judicial Deposits, Compulsories and Fiscal Incentives	547,463	540,131
Other	439,619	442,984

Total Long-Term Assets	3,010,327	3,078,243
Investments	16,160,215	16,450,761
Property, Plant & Equipment	5,089,088	5,074,642
Deferred	2,996,956	3,108,406

Total Permanent Assets	24,246,259	24,633,809

TOTAL ASSETS	32,273,854	32,286,600

LIABILITIES
Short-Term Debt	830,721	1,152,215
Accounts Payable	764,904	862,469
Sales & Other Taxes Payable	798,841	768,171
Dividend Payable	218,416	408,159
Salaries & Profit Sharing Payable	387,586	443,878
Income Tax, Social Contribution, & Other	279,574	270,890
Other	961,084	935,977

Total Current Liabilities	4,241,126	4,841,759
Long-Term Debt	6,001,782	5,561,761
Deferred Sales Tax (ICMS)	372,524	364,635
Provision for Contingencies	1,059,639	1,107,226
Other	731,536	747,726

Total Long-Term Liabilities	8,165,481	7,781,348
TOTAL LIABILITIES	12,406,607	12,623,108
FUTURE RESULTS	149,945	149,904
MINORITY INTEREST	72,094	108,805
Paid in Capital	5,710,745	5,691,369
Reserves and Treasury shares	13,420,715	13,435,490
Retained Earnings	513,748	277,925

SHAREHOLDERS’ EQUITY	19,645,208	19,404,784

TOTAL LIABILITIES & SHAREHOLDERS’ EQUITY	32,273,854	32,286,600

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITRs TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	Brazilian Corporate Law June 30, 2006

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

08.01 – CONSOLIDATED PERFORMANCE OVERVIEW IN THE QUARTER

CONSOLIDATED STATEMENT OF CASH FLOWS

R$ 000	AmBev Consolidated 2Q06	AmBev Consolidated 2Q05

Cash Flows from Operating Activities
Net income	483,270	305,209
Adjustments to reconcile net income to cash provided by operating activities
Non-cash Expenses (Income)
Depreciation and amortization	369,742	257,553
Contingencies and liabilites associated with tax disputes, including interest	(47,146)	(4,272)
Financial charges on contingencies	17,008	13,140
(Gain) loss on disposal of PP&E, net	27,486	15,235
Financial charges on stock option plan	(2,143)	(3,031)
Financial charges on taxes and contributions	(1,833)	3,119
Equity income	(286)	(427)
Financial charges on long-term debt	130,814	(211,400)
Provision for losses in inventory and other assets	9,659	(19,254)
Provision for reestructuring	14,449	—
Deferred income tax (benefit) expense	89,710	106,563
Foreign exchange holding effect on assets abroad	25,008	(144,265)
Forex variations and unrealized gains on marketable securities	38,861	339,148
(Gains) losses on participation on related companies	(1,216)	857
Amortization of goodwill	295,339	333,975
Extemporaneous Fiscal Credits	(22,981)	—
Minority interest	(17,904)	50
(Increase) decrease in assets
Trade accounts receivable	(233,112)	(10,424)
Sales taxes recoverable	34,021	(35,452)
Inventories	17,096	(12,496)
Judicial Deposits	(4,272)	(33,968)
Anticipated Expenses	69,041	19,412
Receivables and other	3,330	4,565
(Decrease) increase in liabilites
Suppliers	(87,986)	(10,146)
Payroll, profit sharing and related charges	(59,855)	13,479
Income tax, social contribution, and other taxes payable	(17,464)	42,920
Cash used for contingencies and legal proceedings	(17,844)	(18,568)
Incentivos Fiscais	—	—
Other	(39,867)	26,856

Net Cash Provided by Operating Activities	1,047,303	978,378
Cash Flows from Investing Activites
Acquisition of Investments, net from acquired cash	(1,528)	—
Disposal of property, plant and equipment	8,509	12,521
Marketable securities withdrawn (investment)	(13,253)	22,137
Collateral securities and deposits	(124)	(1,748)
Share Buybacks by subsidiaries	—	(17,285)
Property, plant and equipment	(300,068)	(340,598)
Payment for deferred asset	(3,348)	(15,296)

Net Cash Provided (Used) in Investing Activities	(309,812)	(340,269)
Cash Flows from Financing Activites
Advances to employees for purchase of shares	21,546	684
Dividends, interest distribution and capital decrease paid	(455,196)	(9,827)
Repurchase of shares in treasury	(51,801)	(14,480)
Increase in debt	1,987,407	1,552,362
Payment of debt	(2,035,354)	(2,141,040)
Increase in paid-in capital / Variation in minority interest	4,062	6,987

Net Cash Provided (Used) in Financing Activities	(529,336)	(530,941)
Foreign Exchange Variations on Cash	(300)	(41,547)
Subtotal	207,855	65,621

Cash and cash equivalents, beginning of period	893,361	831,457
Cash and cash equivalents, end of period	1,101,216	897,078
Net increase in cash and cash equivalents	207,855	65,621

Note: Figures for AmBev Consolidated consist of AmBev Brazil + HILA + North America.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITRs TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	Brazilian Corporate Law June 30, 2006

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

09.01 - HOLDINGS IN SUBSIDIARIES AND/OR ASSOCIATED COMPANIES

1 - ITEM	2 - NAME OF SUBSIDIARY/ASSOCIATED COMPANY	3 - CNPJ (Federal Tax ID)	4 - CLASSIFICATION	5 - INTEREST IN CAPITAL OF INVESTEE - %	6 - AMBEV SHAREHOLDERS’ EQUITY - %
7 - TYPE OF COMPANY		8 - NUMBER OF SHARES HELD IN CURRENT QUARTER (in thousands)		9 - NUMBER OF SHARES HELD IN PREVIOUS QUARTER (in thousands)

01	C.R.B.S. S/A	56.228.356/0001-31	INVESTEE OF THE SUBSIDIARY/ASSOCIATED COMPANY	99.65	0.92
COMMERCIAL, MANUFACTURING AND OTHER		765,961		765,961

02	DAHLEN S/A	. . / -	PRIVATE SUBSIDIARY	100.00	0.21
COMMERCIAL, MANUFACTURING AND OTHER		480		480

03	BSA BEBIDAS LTDA.	00.838.818/0001-88	PRIVATE SUBSIDIARY	100.00	0.05
COMMERCIAL, MANUFACTURING AND OTHER		31,595		31,595

04	PEPSI COLA ENGARRAFADORA LTDA.	73.082.158/0001-21	PRIVATE SUBSIDIARY	99.50	1.23
COMMERCIAL, MANUFACTURING AND OTHER		77,084		77,084

05	ANEP ANTARCTICA PAULISTA EMPREEND. E PAP	01.131.570/0001-83	PRIVATE SUBSIDIARY	100.00	0.52
COMMERCIAL, MANUFACTURING AND OTHER		669,019		669,019

06	FRATELLI VITA BEBIDAS S/A	73.626.293/0001-90	PRIVATE SUBSIDIARY	77.80	1.72
COMMERCIAL, MANUFACTURING AND OTHER		345		345

07	CERVEJARIAS REUNIDAS SKOL CARACU S/A	33.719.311/0001-64	PRIVATE SUBSIDIARY	99.96	3.40
COMMERCIAL, MANUFACTURING AND OTHER		91		91

08	HOHNECK	. . / -	PRIVATE SUBSIDIARY	50.70	2.88
INSURANCE COMPANY		602,468		602,468

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITRs TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	Brazilian Corporate Law June 30, 2006

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

09.01 - HOLDINGS IN SUBSIDIARIES AND/OR ASSOCIATED COMPANIES

1 - ITEM	2 - NAME OF SUBSIDIARY/ASSOCIATED COMPANY	3 - CNPJ (Federal Tax ID)	4 - CLASSIFICATION	5 - INTEREST IN CAPITAL OF INVESTEE - %	6 - AMBEV SHAREHOLDERS’ EQUITY - %
7 - TYPE OF COMPANY		8 - NUMBER OF SHARES HELD IN CURRENT QUARTER (in thousands)		9 - NUMBER OF SHARES HELD IN PREVIOUS QUARTER (in thousands)

09	AGREGA INTELIGÊNCIA EM COMPRAS LTDA.	04.294.012/0001-27	PRIVATE SUBSIDIARY	50.00	0.00
COMMERCIAL, MANUFACTURING AND OTHER		10,710		9,910

10	AROSUCO AROMAS E SUCOS LTDA.	03.134.910/0001-55	PRIVATE SUBSIDIARY	99.70	1.74
INSURANCE COMPANY		1		1

11	LABATT HOLDING APS	. . / -	PRIVATE SUBSIDIARY	100.00	67.45
COMMERCIAL, MANUFACTURING AND OTHER		1,000,017		1,000,017

12	MALTARIA PAMPA S/A	. . / -	PRIVATE SUBSIDIARY	60.00	0.53
COMMERCIAL, MANUFACTURING AND OTHER		1,439,147		1,439,147

13	EAGLE DISTRIBUIDORA DE BEBIDAS LTDA.	12.268.405/0001-94	PRIVATE SUBSIDIARY	99.96	11.03
COMMERCIAL, MANUFACTURING AND OTHER		278		278

14	LAMBIC HOLDING	. . / -	PRIVATE SUBSIDIARY	87.33	1.17
COMMERCIAL, MANUFACTURING AND OTHER		13,641		13,641

15	CERVEJARIA MIRANDA CORREA S/A	04.559.431/0001-43	PRIVATE SUBSIDIARY	100.00	0.13
COMMERCIAL, MANUFACTURING AND OTHER		37		37

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITRs TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	Brazilian Corporate Law June 30, 2006

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

16.01 – OTHER INFORMATION DEEMED AS RELEVANT BY THE COMPANY

CONSOLIDATED STATEMENT OF CASH FLOWS
For quarters ended on June 30, 2006 and 2005

In thousands of Reais	6.30.06	6.30.05

Operating activities
Net income for the quarter	483,270	305,209
Expenses (income) not affecting cash and cash equivalents
Depreciation and amortization	369,742	257,553
Amortized goodwill, net of realized negative goodwill	295,339	333,975
Tax, labor and other contingencies	(47,146)	(4,272)
Negative goodwill in the settlement of tax incentives	(23,622)	—
Financial charges on tax and fiscal contingencies	17,008	13,140
Provision for losses on inventory and permanent assets	9,659	(19,254)
Provision for restructuring	14,449	—
Financial charges and variations on the stock option plan	(2,143)	(3,031)
Financial charges and variations on taxes and contributions	(1,833)	3,119
Loss in the disposal of permanent assets	27,486	15,235
Exchange rate variation and charges on financings	130,814	(211,400)
Exchange variation and unrealized gains on financial assets	38,861	339,148
Reduction in deferred income and social contribution taxes	89,710	106,563
Exchange rate gains or losses on subsidiaries abroad that do not affect cash	25,008	(144,265)
Minority interest	(17,904)	50
Equity in the results of subsidiaries	(286)	(427)
Recovery of extemporaneous credits	(22,981)	—
Interest loss (gain) in subsidiaries	(1,216)	857

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITRs TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	Brazilian Corporate Law June 30, 2006

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

16.01 – OTHER INFORMATION DEEMED AS RELEVANT BY THE COMPANY

Decrease (increase) in assets
Trade accounts receivable	(233,112)	(10,424)
Taxes recoverable	34,021	(35,452)
Inventories	17,096	(12,496)
Judicial deposits	(8,344)	(33,968)
Prepaid expenses	69,041	19,412
Other	7,402	4,565
Increase (decrease) in liabilities
Suppliers	(87,986)	(10,146)
Salaries, profit sharing and social charges	(59,855)	13,479
Income, social contribution taxes and other taxes	(17,464)	42,920
Disbursements linked to contingency provision	(17,844)	(18,568)
Other	(39,867)	26,856

Cash generated by operating activities	1,047,303	978,378
Investment activities
Marketable securities, maturity over 90 days	(13,253)	22,137
Collateral securities and deposits	(124)	(1,748)
Acquisition of investments, net of acquired cash	(1,528)	—
Disposal of property, plant and equipment and investments	8,509	12,521
Acquisition of property, plant and equipment	(300,068)	(340,598)
Expenditures on deferred charges	(3,348)	(15,296)
Buyback of own shares by associated company	—	(17,285)

Cash generated by (used in) investing activities	(309,812)	(340,269)

Financing activities
Financings
Funding	1,987,407	1,552,362
Payment	(2,035,354)	(2,141,040)
Changes in the capital of minority shareholders	(553)	(328)
Advance for future capital increase	4,615	7,315
Financed sale of shares	21,546	684
Share buyback	(51,801)	(14,480)
Payment of dividends and interest attributed to shareholders’ equity	(455,196)	(9,827)
Share Buyback Premium		74,373

Cash used in financing activities	(529,336)	(530,941)

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITRs TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	Brazilian Corporate Law June 30, 2006

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

16.01 – OTHER INFORMATION DEEMED AS RELEVANT BY THE COMPANY

Exchange rate gains or losses on cash	(300)	(41,547)
Increase in cash and cash equivalents	207,855	65,621

Opening balance of cash and cash equivalents	893,361	831,457
Closing balance of cash and cash equivalents	1,101,216	897,078

Increase in cash and cash equivalents	207,855	65,621

Additional information on cash flow
Payment of interest on loans	112,346	226,533
Payment of income and social contribution taxes on net profits	160,402	231,082

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITRs TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	Brazilian Corporate Law June 30, 2006

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

17.01 – SPECIAL REVIEW REPORT – UNQUALIFIED OPINION

(Convenience Translation into English from the Original Previously Issued in Portuguese)

REPORT OF INDEPENDENT AUDITORS ON SPECIAL REVIEW

To the Shareholders and Management of
Companhia de Bebidas das Américas – AmBev
São Paulo – SP

1.

We have performed a special review of the Quarterly Information - ITRs of Companhia de Bebidas das Américas - AmBev (“Company”), parent company and consolidated, related to the quarter and six-month period ended on June 30, 2006, prepared  under the responsibility of its Management and in accordance with the accounting practices adopted in Brazil, including balance sheets, the corresponding statements of income and the performance report (parent company and consolidated).

2.

We conducted our review in accordance with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON), together with the Federal Accounting Council (CFC), which mainly consisted of: (a) inquiries and discussions with the managers responsible for the Company’s accounting, financial and operating areas as to the criteria adopted for the preparation of the quarterly information; and (b) review of information and subsequent events that had or might have had material effects on the financial position and results of operations of the Company.

3.

Based on our special review, we have concluded that there are no material modifications that should be made on the quarterly information mentioned in Paragraph 1 for these to be in accordance with the accounting practices adopted in Brazil, enforced in a way consistent with the rules established by the Brazilian Securities Commission – CVM specifically applicable to the disclosure of the compulsory Quarterly Information.

4.

Our special review was conducted with the purpose of issuing a report on the quarterly information mentioned in first paragraph. The statement of cash flow, referring to the quarters ended on June 30, 2006, which is included in the Quarterly Information to provide supplementary information on the Company, is not required in conformity with the accounting practices adopted in Brazil. The statement of cash flow was submitted to the same special review procedures described in the second paragraph and, based on our review, we have concluded that there are no material modifications that should be made for it to be presented fairly in material respects, in accordance with the accounting practices adopted in Brazil.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITRs TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	Brazilian Corporate Law June 30, 2006

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

17.01 – SPECIAL REVIEW REPORT – UNQUALIFIED OPINION

5.

We have previously reviewed the balance sheets, parent company and consolidated, drawn up on March 31, 2006, and we reviewed the statements of income related to the quarter and six-month period ended on June 30, 2005, presented for comparison purposes, over which we have issued a special review report, both unqualified opinions, dated as of April 25, 2006 and August 10, 2005.

São Paulo, August 8, 2006

DELOITTE TOUCHE TOHMATSU	Altair Tadeu Rossato
Auditores Independentes	Engagement Partner
CRC 2 SP 011609/O-8	CRC 1 SP 182515/O-5

The pages of the ITR, reviewed by us, are signed only for identification purposes.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITRs TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	Brazilian Corporate Law June 30, 2006

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

TABLE OF CONTENTS

Group	Table	Description	Page

01	01	IDENTIFICATION	1
01	02	HEAD OFFICE	1
01	03	INVESTOR RELATIONS OFFICER (Company Mailing Address)	1
01	04	ITR REFERENCE AND AUDITOR INFORMATION	1
01	05	CAPITAL STOCK	2
01	06	COMPANY PROFILE	2
01	07	COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS	2
01	08	CASH DIVIDENDS	2
01	09	SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR	3
01	10	INVESTOR RELATIONS OFFICER	3
02	01	BALANCE SHEET - ASSETS	4
02	02	BALANCE SHEET - LIABILITIES AND SHAREHOLDERS’ EQUITY	5
03	01	STATEMENT OF INCOME	7
04	01	NOTES TO THE FINANCIAL STATEMENTS	9
05	01	COMPANY’S PERFORMANCE IN THE QUARTER	49
06	01	CONSOLIDATED BALANCE SHEET - ASSETS	50
06	02	CONSOLIDATED BALANCE SHEET - LIABILITIES AND SHAREHOLDERS’ EQUITY	51
07	01	CONSOLIDATED STATEMENT OF INCOME	53
08	01	CONSOLIDATED PERFORMANCE OVERVIEW IN THE QUARTER	55
09	01	HOLDINGS IN SUBSIDIARIES AND/OR ASSOCIATED COMPANIES	83
16	01	OTHER INFORMATION DEEMED AS RELEVANT BY THE COMPANY	85
17	01	SPECIAL REVIEW REPORT – UNQUALIFIED OPINION	88
		C.R.B.S. S/A
		DAHLEN S/A
		BSA BEBIDAS LTDA.
		PEPSI COLA ENGARRAFADORA LTDA.
		ANEP – ANTARCTICA PAULISTA EMPREEND. E PAP
		FRATELLI VITA BEBIDAS S/A
		CERVEJARIAS REUNIDAS SKOL CARACU S/A
		HOHNECK
		AGREGA INTELIGÊNCIA EM COMPRAS LTDA.
		AROSUCO AROMAS E SUCOS LTDA.
		LABATT HOLDING APS
		MALTARIA PAMPA S/A
		EAGLE DISTRIBUIDORA DE BEBIDAS LTDA.
		LAMBIC HOLDING
		CERVEJARIA MIRANDA CORRÊA S/A	/89

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 31, 2006

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/s/João Mauricio Giffoni de Castro Neves

João Mauricio Giffoni de Castro Neves
Chief Financial Officer and Investor Relations

FORWARD-LOOKING STATEMENTS

Statements contained in this press release may contain information, which is forward-looking and reflects management’s current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev’s performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica – CADE) are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.